Exhibit 99.1

Page 1 Consolidated condensed interim financial statements | 01 Limited review report ABENGOA Consolidated condensed interim financial statements

Page 2 Consolidated condensed interim financial statements | 01 Limited review report ABENGOA 01 Limited review report

ABENGOA Consolidated condensed interim financial statements 01 Limited review report Page 3 Deloitte. (2o1oitto Americo Vespucio, 13 Isla de la Cartuja 41092 Sevilla Espana Tel.: +34 954 48 93 00 Fax: +34 954 48 93 10 www.deloitte.es Conclusion As a result of our limited review, which under no circumstances may be considered to be an audit of financial statements, nothing came to our attention that might cause us to believe that the accompanying interim financial statements for the nine-month period ended 30 September 2015 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard GAS) 34, Interim Financial Reporting, as adopted by the European Union, pursuant to Article L2 of Royal Decree 1362/2007, for the preparation of interim condensed financial statements. Emphasis of matter paragraph Translation of a report originally issued in Spanish In the event of a discrepancy, the Spanish-language version prevails. We draw attention to Note 2 to the accompanying interim condensed consolidated financial statements, which indicates that the aforementioned accompanying interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, therefore, the accompanying interim financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended 31 December 2014. This matter does not qualify our conclusion. REPORT ON LIMITED REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS To the Shareholders of Abengoa, S.A., at the request of the Board of Directors: Report on the interim condensed consolidated financial statements Introduction We have performed a limited review of the accompanying interim condensed consolidated financial statements (“the interim financial statements”) of Abengoa, S.A. (“the Parent”) and Subsidiaries (“the Group”), which comprise the condensed consolidated statement of financial position at 30 September 2015 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flows and explanatory notes thereto for the nine-month period then ended. The Parents directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (LAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of interim condensed financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review. Scope of the review Our limited review was performed in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying certain analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with the audit regulations in force in Spain and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements. Additionally, without modifying our conclusion, we call attention to the information included by the Parent’s directors in Notes 2 and 4 in relation to the Group’s operations during the quarter ended September 30, 2015 and their estimates of financing requirements. Accordingly, the negative results of operations at September 30, 2015, the negative trends in the share price of both the Parent and its subsidiary Abengoa Yield, plc., the difficulties in accessing the debt market as well as renewing certain working capital credit lines are indicators of uncertainly that may cast significant doubt about the Company’s ability to continue a going concern. In response, the Extraordinary Shareholders Meeting of the Parent Company approved a set of measures on October 10, 2015, among which included an increase in share capital of 0650 million as well as a divestiture plan through December 31, 2016. Subsequently, on November 8, 2015 the Parent Company issued a press release which disclosed the signing of an investment agreement in Abengoa S.A. with Gonvarri CorporaciOn Financiera, S.L. (Gonvarri), with the support of in version Corporative, S.A., the current primary shareholder of the Parent Company. Under this agreement, the first share capital increase will be made and fully subscribed by Gonvarri for €250 million, and subsequently, an additional share capital increase with preferential subscription rights will be made for 0400 million. This agreement is subject to the specific conditions described in Note 27. The Parent Company’s directors consider that the measures explained above arc sufficient to maintain the operational viability of the company and have prepared the financial statements on a going concern basis. Therefore, the recovery of assets and the realization of liabilities for the amounts indicated in the interim financial statements are dependent on the operations in the future and compliance with the measures described above.

ABENGOA Consolidated condensed interim financial statements I Limited review report Page 4 Report on other leg al and regulatory requirements The accompanying interim consolidated directors’ report for the nine-month period ended 30 September 2015 contains the explanations which the Parent’s directors consider appropriate about the significant events that took place in that period and their effect on the interim financial statements presented, of which it does not form part, and about the information required under Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the interim consolidated directors’ report is consistent with that contained in the interim financial statements for the nine-month period ended 30 September 2015. Our work was confined to checking the interim consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Abengoa, S.A. and Subsidiaries. Paragraph on other matters I his report was prepared at the request of the Parent’s directors in relation to the publication of the interim financial reporting as of 30 September 2015 required by Article 33 of Spanish Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October. November 13, 2015 Manuel Arranz Alonso Deloitte, S.L.

Page 5 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 02 Consolidated condensed interim financial statements

Page 6 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 02.1 Consolidated condensed statements of financial position of September 30, as 2015 and December 31, 2014

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 7

Consolidated condensed statements of financial position as of September 30, 2015 and December 31, 2014

- Amounts in thousands of euros -

Assets	Note (1)	09/30/2015	12/31/2014
Non-current assets			
Goodwill		393,299	487,645
Other intangible assets		1,193,750	1,080,729
Intangible assets	8	1,587,049	1,568,374
Property, plant & equipment	8	1,253,757	1,287,313
Concession assets in projects		2,502,871	4,942,189
Other assets in projects		927,463	1,246,176
Fixed assets in projects (project finance)	9	3,430,334	6,188,365
Investments accounted for using the equity method	10	340,973	311,261
Available for sale financial assets		39,898	39,466
Other receivable accounts		793,214	641,024
Derivative assets	12	7,281	5,997
Financial investments	11	840,393	686,487
Deferred tax assets		1,615,860	1,503,609
Total non-current assets		9,068,366	11,545,409
Current assets			
Inventories	13	415,446	294,789
Trade receivables		1,423,319	1,477,711
Credits and other receivables		933,191	679,205
Clients and other receivables	14	2,356,510	2,156,916
Available for sale financial assets		8,596	7,183
Other receivable accounts		1,242,778	1,026,528
Derivative assets	12	28,966	14,842
Financial investments	11	1,280,340	1,048,553
Cash and cash equivalents		1,220,399	1,810,813
		5,272,695	5,311,071
Assets held for sale	7	13,015,631	8,390,115
Total current assets		18,288,326	13,701,186
Total assets		27,356,692	25,246,595

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of September 30, 2015

Consolidated condensed statements of financial position as of September 30, 2015 and December 31, 2014

- Amounts in thousands of euros -

Equity and liabilities	Note (1)	09/30/2015	12/31/2014
Equity attributable to owners of the Parent			
Share capital	15	91,973	91,799
Parent company reserves		1,693,850	1,334,286
Other reserves		(235,096)	(289,583)
Fully or proportionally consolidated entities		(1,019,818)	(523,465)
Associates		(12,124)	(5,866)
Accumulated currency translation differences		(1,031,942)	(529,331)
Retained earnings		489,774	838,099
Non-controlling Interest	16	1,607,554	1,200,902
Total equity		2,616,113	2,646,172
Non-current liabilities			
Project debt	17	2,379,790	4,158,904
Borrowings		1,580,093	871,613
Notes and bonds		2,691,935	2,755,993
Financial lease liabilities		28,330	24,064
Other loans and borrowings		91,732	97,029
Corporate financing	18	4,392,090	3,748,699
Grants and other liabilities		227,266	212,606
Provisions and contingencies		56,165	75,117
Derivative liabilities	12	82,808	225,298
Deferred tax liabilities		315,266	281,797
Personnel liabilities	26	57,704	56,659
Total non-current liabilities		7,511,089	8,759,080
Current liabilities			
Project debt	17	696,060	799,210
Borrowings		636,629	444,386
Notes and bonds		768,382	1,096,965
Financial lease liabilities		10,201	10,927
Other loans and borrowings		20,772	24,373
Corporate financing	18	1,435,984	1,576,651
Trade payables and other current liabilities	19	5,469,094	5,555,168
Income and other tax payables		281,267	337,297
Derivative liabilities	12	93,698	79,737
Provisions for other liabilities and charges		13,250	12,762
		7,989,353	8,360,825
Liabilities held for sale	7	**9,240,137**	**5,480,518**
Total current liabilities		17,229,490	13,841,343
Total Equity and liabilities		27,356,692	25,246,595

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of September 30, 2015

Page 8 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 02.2 Consolidated income statements for the nine month periods ended September 30, 2015 and 2014

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 9

Consolidated interim income statements for the nine month periods ended September 30, 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	Nine-month ended 09/30/2015	Nine-month ended 09/30/2014 (2)
Revenue	5	4,872,520	5,065,373
Changes in inventories of finished goods and work in progress		26,586	53,549
Other operating income		168,224	133,965
Raw materials and consumables used		(2,817,261)	(3,010,634)
Employee benefit expenses		(670,372)	(656,007)
Depreciation, amortization and impairment charges	5	(362,664)	(304,318)
Other operating expenses		(688,475)	(679,235)
Operating profit		528,558	602,693
Financial income	20	38,776	38,217
Financial expense	20	(578,419)	(514,824)
Net exchange differences	20	36,607	6,737
Other financial income/(expense), net	20	(155,154)	(112,188)
Financial expense, net		(658,190)	(582,058)
Share of profit (loss) of associates carried under the equity method		8,209	4,832
Profit (loss) before income tax		(121,423)	25,467
Income tax benefit	21	118,290	75,825
Profit for the year from continuing operations		(3,133)	101,292
Profit (loss) from discontinued operations, net of tax	7	(385,314)	(9,137)
Profit for the year		(388,447)	92,155
Profit attributable to non-controlling interests		(2,773)	12,637
Profit attributable to non-controlling interests discontinued operations		197,310	(4,440)
Profit for the year attributable to the parent company		(193,910)	100,352
Weighted average number of ordinary shares outstanding (thousands)	23	884,171	833,868
Basic earnings per share from continuing operations (€ per share)	23	(0.01)	0.14
Basic earnings per share from discontinued operations (€ per share)	23	(0.21)	(0.02)
Basic earnings per share attributable to the parent company (€ per share)		(0.22)	0.12
Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)	23	904,797	853,919
Diluted earnings per share from continuing operations (€ per share)	23	(0.01)	0.14
Diluted earnings per share from discontinued operations (€ per share)	23	(0.21)	(0.02)
Diluted earnings per share attributable to the parent company (€ per share)		(0.22)	0.12

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of September 30, 2015
(2) Figures recasted, see Note 7 Assets held for sale and discontinued operations

Page 10 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 02.3 Consolidated statements of comprehensive income for the month periods nine ended September 30, 2015 and 2014

ABENGOA

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements

Page 11

Consolidated interim statements of comprehensive income for the nine month periods ended September 30, 2015 and 2014

- Amounts in thousands of euros -

		Nine-months ended	
	Nota (1)	09/30/2015	09/30/2014 (2)
Profit for the period after income tax		(388,447)	92,155
Items that may be subject to transfer to income statement:			
Change in fair value of available for sale financial assets		266	120
Change in fair value of cash flow hedges		(124,021)	(153,482)
Currency translation differences		(643,456)	194,702
Tax effect		34,669	41,038
Net income/(expenses) recognized directly in equity		(732,542)	82,378
Cash flow hedges	12	91,516	21,058
Tax effect		(25,624)	(6,317)
Transfers to income statement for the period		65,892	14,741
Other comprehensive income		(666,650)	97,119
Total comprehensive income for the period		(1,055,097)	189,274
Total comprehensive income attributable to non-controlling interest		333,049	(40,377)
Total comprehensive income attributable to the parent company		(722,048)	148,897
Total comprehensive income attributable to the parent company from continuining operations		(321,819)	158,034
Total comprehensive income attributable to the parent company from discontinued operations		(400,229)	(9,137)

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of September 30, 2015

(2) Figures recasted, see Note 7 Assets held for sale and discontinued operations.

Page 12 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 02.4 Consolidated statements of changes in equity for the nine month periods ended September 30, 2015 and 2014

ABENGOA
Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements
Page 13

Consolidated statements of changes in equity as of September 30, 2015 and 2014

- Amounts in thousands of euros -

	Attributable to the Owners of the Company						
	Share capital	Parent company and other reserves	Accumulated currency transaltion differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003
Profit for the period after taxes	-	-	-	100,352	100,352	(8,197)	92,155
Other comprehensive income (loss)	-	(97,656)	146,201	-	48,545	48,574	97,119
Total comprehensive income (loss)	-	(97,656)	146,201	100,352	148,897	40,377	189,274
Treasury shares	-	(478)	-	-	(478)	-	(478)
Capital increase	952	(2,266)	-	-	(1,314)	-	(1,314)
Capital decrease	(816)	809	-	-	(7)	-	(7)
Distribution of 2013 profit	-	154,963	-	(194,020)	(39,057)	-	(39,057)
Transactions with owners	136	153,028	-	(194,020)	(40,856)	-	(40,856)
Acquisitions	-	-	-	(29,318)	(29,318)	-	(29,318)
Capital increase in subsidiaries with non-controlling interest	-	-	-	86,070	86,070	580,441	666,511
Change in conditions of conversion option in convertible bonds	-	62,894	-	-	62,894	-	62,894
Scope variations and other movements	-	-	-	(2,440)	(2,440)	(14,903)	(17,343)
Scope variations, acquisitions and other movements	-	62,894	-	54,312	117,206	565,538	682,744
Balance at September 30, 2014	91,993	1,077,720	(436,634)	813,022	1,546,101	1,178,064	2,724,165
Balance at December 31, 2014	91,799	1,044,703	(529,331)	838,099	1,445,270	1,200,902	2,646,172
Profit for the period after taxes	-	-	-	(193,910)	(193,910)	(194,537)	(388,447)
Other comprehensive income (loss)	-	(25,527)	(502,611)	-	(528,138)	(138,512)	(666,650)
Total comprehensive income (loss)	-	(25,527)	(502,611)	(193,910)	(722,048)	(333,049)	(1,055,097)
Treasury shares	-	99,740	-	-	99,740	-	99,740
Capital increase	810	149,822	-	-	150,632	-	150,632
Capital decrease	(636)	636	-	-	-	-	-
Distribution of 2014 profit	-	104,705	-	(199,599)	(94,894)	-	(94,894)
Transactions with owners	174	354,903	-	(199,599)	155,478	-	155,478
Capital increase in subsidiaries with non-controlling interest	-	-	-	-	-	298,835	298,835
Scope variations and other movements	-	84,675	-	45,184	129,859	440,866	570,725
Scope variations, acquisitions and other movements	-	84,675	-	45,184	129,859	739,701	869,560
Balance at September 30, 2015	91,973	1,458,754	(1,031,942)	489,774	1,008,559	1,607,554	2,616,113

Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of September 30, 2015

Page 14 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 02.5 Consolidated condensed cash flow statements for the nine month periods ended September 30, 2015 and 2014

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 15

Consolidated condensed cash flow statements for the nine month periods ended September 30, 2015 and 2014

- Amounts in thousands of euros -

	Note (1)	Nine-months ended 09/30/2015	Nine-months ended 09/30/2014 (2)
I. Profit for the period from continuing operations		(3,133)	101,292
Non-monetary adjustments		605,366	678,172
II. Profit for the period from continuing operations adjusted by non monetary items		602,233	779,464
III. Variations in working capital and discontinued operations		(659,714)	(783,236)
Income tax received (paid)		(12,425)	2,496
Interest paid		(680,533)	(555,360)
Interest received		25,891	17,272
Discontinued operations		160,130	60,449
A. Net cash provided by operating activities		(564,418)	(478,915)
Intangible assets and property, plant & equipment	5	(2,159,696)	(1,302,233)
Disposals related to the sale of assets to Abengoa Yield (ROFO 2 & 4)	6.3	367,659	0
Other investments/disposals		138,618	(397,300)
Discontinued operations	7	89,554	56,918
B. Net cash used in investing activities		(1,563,865)	(1,642,615)
Underwritten Public Offering of subsidiaries	6.2	331,855	611,036
Share capital increase with non-controlling interest by Abengoa Yield to fund the sale of a	6.3	301,863	-
Other disposals and repayments		1,487,494	1,527,019
Discontinued operations		(243,470)	589
C. Net cash provided by financing activities		1,877,742	2,138,644
Net increase/(decrease) in cash and cash equivalents		(250,541)	17,114
Cash and cash equivalents at beginning of the period		1,810,813	2,951,683
Translation differences cash or cash equivalent		(68,915)	67,919
Assets held for sale		(38,069)	(1,179)
Discontinued operations		(232,889)	(64,322)
Cash and cash equivalents at end of the period		1,220,399	2,971,215

(1) Notes 1 to 27 are an integral part of these Consolidated Condensed Interim Financial Statements as of September 30, 2015

(2) Figures recasted, see Note 7 Assets held for sale and discontinued operations.

Page 16 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 02.6 Notes to the consolidated condensed interim financial statements for the nine month period ended September 30, 2015

Page 17 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Contents Note 1.-General information ...................................................................................................... 18 Note 2.-Basis of presentation ..................................................................................................... 18 Note 3.-Critical accounting policies ............................................................................................ 20 Note 4.-Financial risk management ............................................................................................ 20 Note 5.-Financial information by segment.................................................................................. 22 Note 6.-Changes in the composition of the group ..................................................................... 26 Note 7.-Assets held for sale and discontinued operations .......................................................... 29 Note 8.-Intangible assets and property, plant and equipment .................................................... 33 Note 9.-Fixed assets in projects .................................................................................................. 33 Note 10.-Investments accounted for using the equity method ................................................... 34 Note 11.-Financial Investments................................................................................................... 34 Note 12.-Derivative financial instruments ................................................................................... 35 Note 13.-Inventories................................................................................................................... 35 Note 14.-Clients and other receivable accounts ......................................................................... 36 Note 15.-Share Capital............................................................................................................... 36 Note 16.-Non-controlling interest............................................................................................... 38 Note 17.-Project debt................................................................................................................. 38 Note 18.-Corporate financing .................................................................................................... 40 Note 19.-Trade payables and other current liabilities.................................................................. 43 Note 20.-Finance income and expenses ..................................................................................... 44 Note 21.-Income tax .................................................................................................................. 46 Note 22.-Fair value of financial instruments ................................................................................ 46 Note 23.-Earnings per share....................................................................................................... 47 Note 24.-Average number of employees.................................................................................... 48 Note 25.-Transactions with related parties ................................................................................. 48 Note 26.-Employee remuneration and other benefits................................................................. 49 Note 27.-Subsequent events to September 2015 closing ........................................................... 50

Page 18 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Notes to the Consolidated Condensed Interim Financial Statements for the nine month period ended September 30, 2015 Note 1.-General information Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of the nine month period ended September 30, 2015, included 707 companies: the parent company itself, 652 subsidiaries, 18 associates and 36 joint ventures. › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. The Consolidated Condensed Interim Financial Statements for the period ended on September 30, 2015 were formulated on November, 13 2015. Translation of financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails. Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville. Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market) and Class B shares are included in the IBEX 35. Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually. Note 2.-Basis of presentation The Group's consolidated financial statements corresponding to the fiscal year ended December 31, 2014 were prepared by the Directors of the Company in accordance with International Financial Reporting Standards adopted by the European Union (IFRS-EU), applying the principles of consolidation, accounting policies and valuation criteria described in Note 2 of the notes to the aforementioned Consolidated financial statements, so that they present the Group’s equity and financial position as of December 31, 2014 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date. Following the initial public offering of our subsidiary Abengoa Yield (see Note 6.2) and the later stake decrease (see Note 7.1), Abengoa held a 47.63% interest as of September 30, 2015. Abengoa Yield’s shares are also listed in the NASDAQ Global Select Market since June 13, 2014. On November, 11 2015, Abengoa held a 47.06% interest of Abengoa Yield (see Note 6.2). The Group’s Consolidated financial statements corresponding to the 2014 financial year were approved by the General Shareholders’ Meeting of the Parent Company held on March 29, 2015. Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. These Consolidated Condensed Interim Financial Statements are presented in accordance with IAS (International Accounting Standard) 34, ‘Financial Reporting’ approved by the European Union. These Consolidated Condensed Interim Financial Statements have been prepared based on the accounting records of Abengoa S.A. and the subsidiary companies which are part of the Group, and include the adjustments and re-classifications necessary to achieve uniformity between the accounting and presentation criteria followed by all the companies of the Group (in all cases, in accordance with local regulations) and those applied by Abengoa, S.A. for the purpose of preparing consolidated financial statements. Abengoa`s business is organized under the following three activities: › Engineering and construction: includes the traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

Page 19 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA In accordance with IAS 34, financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Group, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine month period ended September 30, 2015 and not duplicating the information previously published in the Annual Consolidated Financial Statements for the year ended December 31, 2014. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards as issued by the EU. In view of this situation, on September 24, 2015, Abengoa announced that the Abengoa’s Board of Directors has approved a plan of strategic measures, which will be adapted during its execution, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. Accordingly, the Extraordinary General Shareholders’ meeting held on October 10, 2015, approved a package of measures (see Note 4), among which include a capital increase of €650 million aimed to improving the liquidity position of Abengoa and reducing corporate leverage. Abengoa’s Directors believe that the execution of this plan paired with the Group capacity to generate resources from our operations based on the new Group’s strategic plan, will lead to a restoration of market confidence, to the completion of our investment program for the next three years, the undertaking of our short-term debt commitments, as well as to the stabilization of Abengoa’s liquidity position (see Note 4). Therefore, these Consolidated Condensed Interim Financial Statements have been prepared under the principle of on-going concern basis. In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Abengoa’s consolidated financial statements for the year ended December 31, 2014. Given the activities in which the companies of the Group engage, their transactions are not of a cyclical or seasonal nature. For this reason, specific breakdowns are not included in these explanatory notes to the Consolidated Condensed Interim Financial Statements corresponding to the nine month period ending on September 30, 2015. 2.1.Application of new accounting standards In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, the Group, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements. a) Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: › Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB. The amounts included within the documents comprising the Consolidated Condensed Interim Financial Statements (Consolidated Condensed Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Condensed Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros. The applications of these amendments have not had any material impact. b) Standards, interpretations and amendments published by the IASB that will be effective for periods after September 30, 2015: Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership. › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. On August 3, 2015, Abengoa announced that this Board of Directors approved a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and a business model with lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing corporate leverage. › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › From the date of such communication, market uncertainty caused a decline in the market value of Abengoa’s quoted equity and debt instruments, which limited access to capital markets. At the same time, there was a slowdown of the pace of approval by financial entities of non-recourse factoring and confirming without recourse renewal used by the group for the management of its working capital. All of this contributed to a decrease in Abengoa’s liquidity position. Currently, the Company is managing this situation with financial entities to adjust the maturity schedule of certain short-term financial debts. IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU.

Page 20 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2018 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. The most critical accounting policies that involve estimations are as follows: › Impairment of intangible assets and goodwill. › Revenue from construction contracts. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. › Service concession agreements. › Income taxes and recoverable amount of deferred tax assets. › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › Derivatives and hedging. A full description of the above mentioned critical accounting estimates and judgments is provided in Note 3 to the Abengoa’s Consolidated Financial Statements as of December 31, 2014. Although these estimates and assumptions are made using all available facts and circumstances at the end of each period, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, in the Consolidated Income Statement of the year in which the change occurs. During the first nine months of 2015, in opinion of the Directors there were no significant changes to the estimates made at the end of 2014, except for the circumstances described in Notes 2 and 4. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after September 30, 2015. Note 4.-Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. Note 3.-Critical accounting policies The Accounting Policies followed in these Consolidated Condensed Interim Financial Statements are consistent with those established in Abengoa's Consolidated Financial Statements as of December 31, 2014 which are described in Note 2 to such Consolidated Financial Statements. The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company, and diversifying the sources of finance in an attempt to prevent concentrations. In Abengoa’s Consolidated Condensed Interim Financial Statements corresponding to the nine month period ended September 30, 2015 estimates and assumptions have been made by the Management of the Group and the Management of the consolidated subsidiaries (and subsequently verified by their Directors), in order to quantify some of the assets, liabilities, income, expenses and commitments recorded therein. Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through Internal Audit procedures.

Page 21 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 4 to Abengoa’s Consolidated Financial Statements as of December 31, 2014. 1. Debt reduction will be a key objective of Abengoa, focus on short-term maturities aimed to re-balance the maturity profile of its liabilities. 2. The reinforcement of the current asset disposal program to raise at least approximately €1,200 million by the end of 2016 (see Note 7.1). To manage our working capital, Abengoa has “confirming without recourse” agreements with various financial institutions to outsource the payment of our trade payables to our suppliers and vendors. At September 30, 2015, there were €2,203 million of amounts payable through “confirming without recourse” agreements (with €1,233 million of deposits and cash and cash equivalents linked to the payment of such “confirming without recourse” agreements). Moreover, Abengoa has non-recourse factoring, of which only €157 million has been factored; and a transfer agreement of the non-recourse collection rights related to the construction of a combined cycle plant in Mexico by €387 million. 3. Adoption of investments in fixed assets (capex) limitations and creation of an Investment Committee. › New equity capex commitments (on top of the current committed equity capex) will be limited to a maximum of €50 million per annum until Abengoa achieves a credit rating of “BB-” from Standard & Poors or “Ba3” from Moody’s or the leverage ratio of gross corporate debt, including non-recourse debt in process, to corporate EBITDA (Abengoa EBITDA less project companies EBITDA) falls below 3.5x. Capex is defined as the investment in capital or equivalent instruments in projects that involve the outflow of funds from the Company. As of September 30, 2015, this ratio is 7.9. In addition, Abengoa has short term financing lines including commercial paper. At September 30, 2015, €444 million of indebtedness was outstanding under short-term financing lines, including €136 million of commercial paper and €92 million of commercial paper in Abengoa Mexico. › An Investment Committee will be created, formed by a majority of independent directors, in charge of, among other matters, approving all new investments in fixed assets, controlling and monitoring compliance with these new investment guidelines and limitations in order to maintain target leverage ratios, and overseeing Abengoa’s leverage and dividend policy. The Investment Committee currently has the following composition: In addition to the foregoing, on August 3, 2015, Abengoa announced that the Abengoa’s Board of Directors has approved a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and a business model with lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing corporate leverage. On September 24, 2015, Abengoa announces a package of strategic measures, which will be adapted according to the execution of the plan, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. - Antonio Fornieles Melero Chairman, independent - José Domínguez Abascal Member, proprietary - Mercedes Gracia Diez Member, independent - Juan Carlos Jiménez Lora Secretary Non-member A group of banks and two of the main shareholders have committed to underwrite and/or subscribe in the equity raise for an aggregate amount of €650 million. HSBC, Santander Bank and Credit Agricole CIB have entered into an agreement with the Abengoa pursuant to which they have undertaken to underwrite €465 million in Class B shares to be issued in the capital increase, subject to certain conditions being met, including, among others, obtainment of regulatory and shareholder approvals, completion of ongoing financial and other due diligence, entry into a definitive underwriting agreement and satisfaction of the shareholders’ subscription commitments. 4. Amendment of the Company’s dividend policy (see Note 15). 5. Reinforcement of corporate governance: › Inversión Corporativa, S.A. has committed to limit its direct and indirect aggregate voting rights to 40% following completion of the rights issue, regardless of the voting rights it would otherwise be entitled to based on its shareholding. Inversión Corporativa, S.A. (Abengoa’s main shareholder) has irrevocably committed to invest a minimum of €120 million of additional funding in new Class A and Class B shares to be issued under the rights issue, while Waddell & Reed Investment Management has committed, on behalf of certain of its affiliated funds, to subscribe for €65 million of new Class B shares in the rights issue. The Extraordinary General Shareholders’ meeting held on October 10, 2015, has approved all and each of the proposals. The main elements to be implemented under this plan include the following:

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 22

- The Board of Directors will reflect this new voting rights structure by way of reducing the number of directors to 13 and the number of directors appointed by Inversión Corporativa, S.A to 5, while there will continue to be 6 independent directors (see Note 26). The Board of Directors currently has the following composition:

José Domínguez Abascal	- Chairman, Proprietary
Santiago Seage Medela	- First Vice-Chairman and Chief Executive Officer (CEO). Executive
Antonio Fornieles Melero	- Second Vice-Chairman and Lead Independent Director Executive.
José Joaquín Abaurre Llorente	- Proprietary member
José Luis Aya Abaurre	- Proprietary member
Javier Benjumea Llorente	- Executive member
José Borrell Fontelles	- Independent member
Mercedes Gracia Díez	- Independent member
Ricardo Hausmann	- Independent member
Ricardo Martínez Rico	- Independent member
Claudio Santiago Ponsa	- Proprietary member
Ignacio Solís Guardiola	- Proprietary member
Alicia Velarde Valiente	- Independent member
Daniel Alaminos Echarri	- Secretary Non-director

- As indicated above, an Investment Committee will be created formed by a majority of independent directors.

6. Several capital transactions have been approved (see Note 15).

Note 5.- Financial information by segment

5.1. Information by business segment

As indicated in Note 1, Abengoa's activity is grouped under the following three activities which are in turn composed of six operating segments:

- Engineering and construction; includes the traditional engineering business in the energy and water sectors, with more than 70 years of experience in the market. This activity comprises one operating segment Engineering and Construction.

  Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

- Concession-type infrastructures; groups together the company's proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and the Company focus on operating them as efficiently as possible.

  The Concession-type infrastructures activity comprises four operating segments:

  - Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology.
  - Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.
  - Transmission – Operation and maintenance of high-voltage transmission power line infrastructures.
  - Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants.

  On June and September 2014, this activity included Abengoa Yield operating segment, which is considered as discontinued operation since December 2014 as explained in Note 7.

- Industrial production; covers Abengoa's businesses with a high technological component, such as development of biofuels technology. The company holds an important leadership position in these activities in the geographical markets in which it operates.

  This activity is comprised of one operating segment:

  - Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber cereals, sugar cane and oil seeds (soy, rape and palm) as raw materials.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 23

Abengoa's Chief Operating Decision Maker ('CODM') assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investments in assets are held at project companies which are financed through project debt. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the project debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

a) The following table shows the Segment Revenues and EBITDA for the nine month period ended September 30, 2015 and 2014:

	Revenue		EBITDA	
	For the nine months ended		For the nine months ended	
Item	09.30.15	09.30.14	09.30.15	09.30.14
Engineering and construction				
Engineering and construction	2,913,342	3,117,308	609,455	503,710
Total	2,913,342	3,117,308	609,455	503,710
Concession-type infraestructure				
Solar	153,988	265,732	107,299	182,067
Water	38,647	31,123	32,325	20,249
Transmission lines	121,348	51,009	93,756	32,949
Cogeneration and other	30,941	22,325	16,447	3,712
Total	344,924	370,189	249,827	238,977
Industrial production				
Biofuels	1,614,254	1,577,876	31,940	164,324
Total	1,614,254	1,577,876	31,940	164,324
Total	4,872,520	5,065,373	891,222	907,011

The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows:

Item	For the nine months ended 09.30.15	For the nine months ended 09.30.14
Total segment EBITDA	891,222	907,011
Amortization and depreciation	(362,664)	(304,318)
Financial expenses net	(658,190)	(582,058)
Share in profits/ (losses) of associates	8,209	4,832
Income tax expense	118,290	75,825
Profit (loss) from discontinued operations, net of tax	(385,314)	(9,137)
Profit attributable to non-controlling interests	194,537	8,197
Profit attributable to the parent company	(193,910)	100,352

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 24

b) The assets and liabilities by Segment as of September 30, 2015 and December 31, 2014 are as follows:

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 09.30.15
Assets allocated							
Intangible assets	419,149	387	6,775	-	647	1,160,091	1,587,049
Property plant and equipment	264,462	19,285	-	-	-	970,010	1,253,757
Fixed assets in projects	-	-	253,422	2,299,350	126,082	751,480	3,430,334
Current financial investments	988,616	49,381	7,342	22,326	10,129	202,546	1,280,340
Cash and cash equivalents	345,959	148,020	22,006	66,923	30,361	607,130	1,220,399
Subtotal allocated	2,018,186	217,073	289,545	2,388,599	167,219	3,691,257	8,771,879
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	1,181,366
Deferred tax assets	-	-	-	-	-	-	1,615,860
Other current assets	-	-	-	-	-	-	2,771,956
Assets held for sale	-	-	-	-	-	-	13,015,631
Subtotal unallocated	-	-	-	-	-	-	18,584,813
Total Assets	-	-	-	-	-	-	27,356,692

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.14
Assets allocated							
Intangible assets	396,309	276	6,775	-	915	1,164,099	1,568,374
Property plant and equipment	275,952	23,113	4,761	-	-	983,487	1,287,313
Fixed assets in projects		2,111,631	484,317	2,273,131	321,102	998,184	6,188,365
Current financial investments	711,312	87,237	9,403	30,694	8,775	201,132	1,048,553
Cash and cash equivalents	498,629	339,434	36,585	119,428	34,143	782,594	1,810,813
Subtotal allocated	1,882,202	2,561,691	541,841	2,423,253	364,935	4,129,496	11,903,418
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	997,748
Deferred tax assets	-	-	-	-	-	-	1,503,609
Other current assets	-	-	-	-	-	-	2,451,705
Assets held for sale	-	-	-	-	-	-	8,390,115
Subtotal unallocated	-	-	-	-	-	-	13,343,177
Total Assets	-	-	-	-	-	-	25,246,595

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 09.30.15
Liabilities allocated							
L-T and S-T corpor. financing	1,629,327	683,077	101,553	321,217	140,108	2,801,757	5,677,039
L-T and S-T project debt	6,357	458,665	77,516	1,711,667	460,411	361,234	3,075,850
L-T and S-T lease liabilities	20,755	-	-	-	-	17,776	38,531
Subtotal allocated	1,656,439	1,141,742	179,069	2,032,884	600,519	3,180,767	8,791,420
Unallocated liabilities							
L-T and S-T Other loans and borrowings	-	-	-	-	-	-	112,504
L-T grants and other liabilities	-	-	-	-	-	-	227,266
Provisions and contingencies	-	-	-	-	-	-	69,415
L-T derivative financial instruments	-	-	-	-	-	-	82,808
Deferred tax liabilities	-	-	-	-	-	-	315,266
L-T personnel liabilities	-	-	-	-	-	-	57,704
Other current liabilities	-	-	-	-	-	-	5,844,059
Liabilities held for sale	-	-	-	-	-	-	9,240,137
Subtotal unallocated	-	-	-	-	-	-	15,949,159
Total liabilities	-	-	-	-	-	-	24,740,579
Equity unallocated	-	-	-	-	-	-	2,616,113
Total liabilities and equity unallocated	-	-	-	-	-	-	18,565,272
Total liabilities and equity	-	-	-	-	-	-	27,356,692

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.14
Liabilities allocated							
L-T and S-T corpor. financing	1,351,648	983,267	105,978	362,154	98,904	2,267,006	5,168,957
L-T and S-T non rec. financing	6,082	1,722,176	517,975	1,770,138	465,041	476,702	4,958,114
L-T and S-T lease liabilities	14,494	-	-	-	-	20,497	34,991
Subtotal allocated	1,372,224	2,705,443	623,953	2,132,292	563,945	2,764,205	10,162,062
Unallocated liabilities							
L-T Other loans and borrowings	-	-	-	-	-	-	121,402
L-T grants and other liabilities	-	-	-	-	-	-	212,606
Provisions and contingencies	-	-	-	-	-	-	87,879
L-T derivative financial instruments	-	-	-	-	-	-	225,298
Deferred tax liabilities	-	-	-	-	-	-	281,797
L-T personnel liabilities	-	-	-	-	-	-	56,659
Other current liabilities	-	-	-	-	-	-	5,972,202
Liabilities held for sale	-	-	-	-	-	-	5,480,518
Subtotal unallocated	-	-	-	-	-	-	12,438,361
Total liabilities	-	-	-	-	-	-	22,600,423
Equity unallocated	-	-	-	-	-	-	2,646,172
Total liabilities and equity unallocated	-	-	-	-	-	-	15,084,533
Total liabilities and equity	-	-	-	-	-	-	25,246,595

ABENGOA

Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements

Page 25

The criteria used to obtain the assets and liabilities per segment, are described as follows:

› With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by segments, since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

c) Net Debt by segment as September 30, 2015 and December 31, 2014 is as follows:

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 09.30.15
Bank debt and current/non-curr. bond	1,629,327	683,077	101,553	321,217	140,108	2,801,757	5,677,039
L-T and S-T project debt	6,357	458,665	77,516	1,711,667	460,411	361,234	3,075,850
Obligat. under curr./non-curr. financial lease	20,755	-	-	-	-	17,776	38,531
Current financial investments	(988,616)	(49,381)	(7,342)	(22,326)	(10,129)	(202,546)	(1,280,340)
Cash and cash equivalents	(345,959)	(148,020)	(22,006)	(66,923)	(30,361)	(607,130)	(1,220,399)
Total net debt (cash)	321,864	944,341	149,721	1,943,635	560,029	2,371,091	6,290,681

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Water	Trans.	Cog. and other	Biofuels	Balance as of 12.31.14
Bank debt and current/non-curr. bond	1,351,648	983,267	105,978	362,154	98,904	2,267,006	5,168,957
L-T and S-T project debt	6,082	1,722,176	517,975	1,770,138	465,041	476,702	4,958,114
Obligat. under curr./non-curr. financial lease	14,494	-	-	-	-	20,497	34,991
Current financial investments	(711,312)	(87,237)	(9,403)	(30,694)	(8,775)	(201,132)	(1,048,553)
Cash and cash equivalents	(498,629)	(339,434)	(36,585)	(119,428)	(34,143)	(782,594)	(1,810,813)
Total net debt (cash)	162,283	2,278,772	577,965	1,982,170	521,027	1,780,479	7,302,696

In order to obtain Net Debt, by segment:

1. With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by operating segment, since its main purpose is to finance investments in projects and in companies needed to expand the businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

2. Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

d) The investments in intangible assets and property, plant and equipment and fixed assets in projects by segments for the nine month period ended September 30, 2015 and 2014 is as follows:

Item	For the nine months ended 09.30.15	For the nine months ended 09.30.14
Engineering and construction		
Engineering and construction	89,898	74,435
Total	89,898	74,435
Concession-type infraestructure		
Solar	781,549	359,315
Water	130,101	35,349
Transmission lines	600,620	312,623
Cogeneration and other	396,121	401,648
Total	1,908,391	1,108,935
Industrial production		
Biofuels	113,685	91,273
Total	113,685	91,273
Total investments by segments	2,111,974	1,274,643
Discontinued operations	47,722	27,589
Total	2,159,696	1,302,232

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 26

e) The distribution of depreciation, amortization and impairment charges by segments for the nine month period ended September 30, 2015 and 2014 is as follows:

Item	For the nine months ended 09.30.15	For the nine months ended 09.30.14
Engineering and construction		
Engineering and construction	99,751	54,517
Total	99,751	54,517
Concession-type infraestructure		
Solar	89,162	69,498
Water	6,723	2,813
Transmission lines	36,548	21,535
Cogeneration and other	671	15,257
Total	133,104	109,103
Industrial production		
Biofuels	129,809	140,698
Total	129,809	140,698
Total	362,664	304,318

5.2. Information by geographic areas

The revenue distribution by geographical region for the nine month period ended September 30, 2015 and 2014 is as follows:

Geographical region	For the nine months ended 09.30.15	%	For the nine months ended 09.30.14	%
- North America	1,384,303	28%	1,792,858	36%
- South America (except Brazil)	1,104,357	23%	724,144	14%
- Brazil	596,403	12%	515,299	10%
- Europe (except Spain)	549,663	11%	658,927	13%
- Other regions	566,784	12%	561,125	11%
- Spain	671,010	14%	813,020	16%
Consolidated Total	4,872,520	100	5,065,373	100
Outside Spain amount	4,201,510	86%	4,252,353	84%
Spain amount	671,010	14%	813,020	16%

Note 6.- Changes in the composition of the group

6.1. Changes in the consolidation group

During the nine month period ended September 30, 2015 a total of 49 subsidiaries, 3 associates and 6 joint ventures were added to the consolidation perimeter of the group.

In addition, 4 companies were no longer classified as subsidiary and included in the consolidation group. These changes did not have a significant impact on these Consolidated Condensed Interim Financial Statements.

During the nine month period ended September 30, 2015, Kaxu Solar One, Ltd. and Helioenergy 1 & 2, which were recorded under the equity method in the Consolidated Financial Statements as of December 31, 2014, started to be consolidated after we gained control over them (see Note 6.4).

Furthermore, and following the sale of Atacama I project companies to APW-1 (see Note 7.1), which were consolidated in the Consolidated Financial Statements, several proyect companies started to be recorded under the equity method after we lost control over those companies.

Page 27 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA 6.2. Initial Public Offering of Abengoa Yield Plc. During 2014 financial year, Abengoa Yield Plc. (‘Abengoa Yield’ o ‘ABY’), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares. Prior to the closing of the offering, Abengoa contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (a subsidiary of Abengoa engaged in the development, construction and management of transmission lines in Brazil). As consideration for this asset transfer, Abengoa received a 64.28% interest in Abengoa Yield and USD 779.8 million (€575 million) in cash, corresponding to the net proceeds of the initial public offering after underwriter discounts and offering expenses. 6.3. Main acquisitions and disposals a) Acquisitions › There were no significant acquisitions during the nine month period ended September 30, 2015, in addition to the Helioenergy 1&2 solar asset sales described in Note 6.4. b) Disposals › During 2015 financial year, Abengoa has closed the sale of certain assets to Abengoa Yield, pursuant to the plan to accelerate the sale of assets approved at the end of 2014 and beginning of 2015 (see Note 7.1), which is made in compliance with the Right of First Offer agreement signed between the two companies. An additional stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option) at a price of USD 31 per share, bringing the holding in Abengoa Yield to 51%. This sale generated USD 328 million (€291 million) before underwritten public offering expenses and fees, USD 312 million (€277 million) after discounting those expenses and fees, for Abengoa, As a result of the underwritten public offering, Abengoa recorded Non-controlling interest amounting to €193 million, corresponding to the book value of the 13% stake in Abengoa Yield sold in the underwritten public offering and an increase in Equity amounting to €60 million, for the difference between the net proceeds and the book value of the net assets transferred. The details of each asset transferred to Abengoa Yield during the nine month period ended September 30, 2015, are described below: › Specifically, during February 2015, full stake held in Skikda and Honnaine (two desalination plants in Algeria), as well as 29.6% of the stake held in Helioenergy 1 and 2 (thermo-solar assets in Spain) was sold. The sale of assets has been completed for a total amount of €79.5 million. Related to the aforementioned desalination plants in Algeria, we also entered into a two year call and put option agreement with Abengoa Yield under which Abengoa Yield has a put option right to require Abengoa to purchase back these assets at the same price paid by them and Abengoa has call option right to require them to sell back these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold. On July 14, 2015, Abengoa sold 2,000,000 million shares at a price of USD 31 per share of Abengoa Yield for $62 million (€55 million), before expenses and fee, and USD 61 million (€ 54 million) after discounting those expenses and fees. Reducing its stake in Abengoa Yield to 49.05%. As a result of the transaction, Abengoa recorded Non-conrolling interest amounting to €43 million and an increase in Equity amounting to €54 million. Furthermore, on June 25, 2015, the sale of full stake held in transmission lines in Peru (ATN2) (40% stake) has been closed. The sale of assets has been completed for a total amount of €30.1 million. Additionally, this agreement included the sale of 20% stake in Shams (STE plant in Abu Dhabi), which as of September 30, 2015, is still subject to certain usual terms, which include approval by the financial institutions and the rest of the company partners (see note 7.1). As a result of the conversion of the Exchangeable Notes (see Note 18.3), Abengoa’s stake in Abengoa Yield is 47.63% on September 30, 2015. Since September, 30 through November 11, 2015, exchange notices for a total nominal amount of USD21.6 million, equivalent to 579,299 shares of Abengoa Yield, have been received and exchanged (see Note 18.3), as a result Abengoa’s stake in Abengoa Yield is 47.06%. › On the other hand, as of May 11, 2015, Abengoa has reached an agreement with Abengoa Yield to sell a third asset package for total cash proceeds of approximately €610 million (ROFO 3). The transaction has been approved by both Abengoa Yield and Abengoa’s Board of Directors. Abengoa subscribed a 51 % of the capital increase that Abengoa Yield has placed to finance this acquisition, bringing Abengoa a net cash outflow of USD341.7 million (€311 million). At the end of September 30, 2015 and 2014, as well as at December 31, 2014, and following the Company’s plan to reduce the participation and modification of the structure of the Corporate Governance of Abengoa Yield Plc which will result in a loss of control, we proceeded to account for ABY as a discontinued operation based on the requirements of IFRS 5 (see Note 7).

Page 28 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Regarding this third package, full stake held in Helios 1 and 2 (100MW solar complex), Solnova 1, 3 and 4 (150 MW solar complex) and the remaining 70.4% stake in Helioenergy 1 & 2, all in Spain, have been sold at the end of May. The sale of assets has been completed for a total amount of €503.6 million. In relation to Helioenergy 1 & 2, as mentioned before, 29.6% of the stake held by Abengoa had been sold to Abengoa Yield during February 2015 (Abengoa hold a 50% stake at the end of 2014) and the acquisition of the 50% stake hold by external company partners was closed prior to the sale of the remaining stake held by Abengoa (see Note 6.4). 6.4. Business combinations › Consolidation of Kaxu Solar One, Ltd., the company that owns the thermo-solar plant in Kaxu, in South Africa, previously accounted through the equity method, began during February 2015, once control over this company was obtained as it entered a stage in which relevant decisions were no longer subject to the control and approval of the Public Administration. This change of control of the company and its consolidation means that its assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and its fair value. Additionally, this third package of assets included the sale of 51% stake in Kaxu (100 MW solar complex) in South Africa, which was closed on July 30, 2015, for a total amount of USD 120 million (€109.2 million). Furthermore, there were no significant contingent liabilities in the above project. Lastly, revenue and profit or loss of Kaxu Solar One, Ltd since the taking of control through September 30, 2015 are €27,782 thousand and a loss of €17,909 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date would have occurred on January 1, 2015, do not differ significantly from those recorded since the real taking control date and outlined above. › As of July 27, 2015 Abengoa has reached an agreement with Abengoa Yield to sell a fourth asset package (ROFO 4) comprised of two renewable assets. The sale of those assets to Abengoa Yield has been closed for €277 million. The payment of €19 million is outstanding as of September 30, 2015. In opinion of the Directors it is expected to be collected in the short term. The assets consist of Solaben 1 and 6 (100MW solar complex), located in Spain and in operation since 2013, which has recently been rated by S&P as BBB. On September 30, 2015, the assets have closed their refinancing in the capital markets and the sale to Abengoa Yield has been completed. As a result of the aforementioned refinancing, Abengoa has an additional net cash inflow of €71 million (€25 million on September 30, 2015 and €46 million on October 1, 2015). The sale of Kaxu Solar One to Abengoa Yield was closed on July 30, 2015, in compliance with the Right of First Offer agreement signed between Abengoa and Abengoa Yield (see Note 6.3). Therefore, as Kaxu Solar One became an Abengoa Yield subsidiary, it has been classified as discontinued operations, in accordance with the requirements of IFRS 5 (see Note 7). Accordingly, Kaxu Solar One, Ltd’s assets and liabilities are included under a single heading in Assets held for sale and liabilities held for sale, respectively, within the Consolidated statements of financial position, and their results (since it became an Abengoa Yield’s subsidiaries) are included under a single heading (‘Profit (loss) from discontinued operations, net of tax’) in Abengoa’s Consolidated Financial Statements for the nine month period ended September 30, 2015. The following table summarizes the assets transferred to Abengoa Yield under the ROFO agreements: ROFO Proyect › Consolidation of project companies Helioenergy 1 & 2 (thermo-solar assets with a capacity of 100MW in Spain), previously accounted through the equity method, began on April 29, 2015, once control over these companies was obtained as result of the acquisition of the 50% stake hold from external company partners, bringing the holding in Helioenergy 1 & 2 to 100%.This acquisition brought Abengoa a cash outflow of €38.8 million. This change of control of the companies and consequently their consolidation means that their assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s onsolidation and theirs fair value. ROFO 2 Skikda ROFO 2 Honnaine ROFO 2 and 3 Helioenergy 1 & 2 ROFO 2 ATN2 ROFO 3 Helios 1 & 2 ROFO 3 Solnova 1, 3 & 4 ROFO 3 Kaxu Solar One ROFO 4 Solaben 1 & 6 Furthermore, there were no significant contingent liabilities in the above project. Lastly, revenue and profit or loss of Helioenergy 1 & 2 since the taking of control was €32,806 thousand and an income of €2,322 thousand, respectively. The aforementioned amounts of revenue and profit or loss for the current reporting period, as though the taking control date had occurred on January 1, 2015, were €45,691 thousand and an income of €2,553 thousand, respectively. › The sale of 51% stake in Linha Verde Transmissora de Energía S.A. (“Linha Verde”) was closed (see Note 7.2) during May 2015.

Page 29 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA a) Abengoa Yield In addition, during 2015 the sale of Helioenergy 1 & 2 to Abengoa Yield has been closed, in compliance with the Right of First Offer agreement signed between Abengoa and Abengoa Yield (see Note 6.3). Therefore, as Helioenergy 1 & 2 became an Abengoa Yield’s subsidiaries, they have been classified as discontinued operations, in accordance with the requirements of IFRS 5 (see Note 7). Accordingly, Helioenergy 1 & 2’s assets and liabilities are included under a single heading in Assets held for sale and liabilities held for sale, respectively, within the Consolidated statements of financial position, and their results (since they became an Abengoa Yield’s subsidiaries) are included under a single heading (‘Profit (loss) from discontinued operations, net of tax’) in Abengoa’s Consolidated Financial Statements for the nine month period ended September 30, 2015. Reduction of stake The plan to reduce the stake in Abengoa Yield was initiated at year end 2014 with the approval of the Abengoas’s Board of Directors, has been carried out during 2015, by the following steps: › An initial stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield, bringing the holding in Abengoa Yield to 51% (see Note 6.2). › On July 14, 2015, Abengoa sold 2,000,000 shares in Abengoa Yield at a price of $31.00 per share for a total price of $62 million, bringing the holding in Abengoa Yield to 49.05%. In addition, due to the exchange of the Exchangeable Notes Abengoa Yield 2017 into Abengoa Yield shares until September 30, 2015, Abengoa’s stake in Abengoa Yield was further reduced to 47.63% on September 30, 2015. Note 7.-Assets held for sale and discontinued operations 7.1. Plan to further optimize Abengoa Financial Structure Following the plan to optimize Abengoa Financial Structure undertaken at the end of 2014, on September 23, 2015, Abengoa’s Board of Directors approved a package of strategic measures that will be adapted following the execution of the plan, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance. The main elements to be implemented under this plan include the reinforcement of the current asset disposal program to raise at least approximately €1,200 million by the end of 2016 (see note 4), including the following divestment options: › Finally, as part of the package of strategic measures approved on September 23, 2015 by Abengoa’s Board of Directors, Abengoa has announced its intention to undertake the monetization of some or all Abengoa’s economic rights or the sale of some or all Abengoa’s interest in Abengoa Yield, which is expected to be completed in the short term. This measure will not impact in the existing ROFO Agreement between the Company and Abengoa Yield. Loss of control The Board of Directors approved at the end of 2014 a plan to loss control on this company mainly through the modification of the Corporate Governance structure of Abengoa Yield aimed to limit Abengoa control in the Shareholders General Meeting and Board of Directors by means of the limitation on its voting rights and reinforcement of the role of independent directors, in addition to the plan to reduce the stake in Abengoa Yield pointed out above. › Abengoa Yield: continuance of the plan launched at the end of 2014 through the reduction of its stake and loss of control, as well as the sale of assets to Abengoa Yield. The new strategic measure aimed to either the monetization of some or all of Abengoa’s economic rights or the sale through a private process of some or all of Abengoa’s interest in Abengoa Yield, while keeping the existing ROFO (“Right Of First Offer”) agreement in place. Taking into account that the loss of control has not been completed at the end of nine month period ended September 30, 2015, Abengoa Yield has not been derecognized from the Consolidated Financial Statements and, given that Abengoa Yield was presented as an operating segment within the Concession-Type Infrastructures activity during part of the year 2014 and due to the significance that the activities carried out by Abengoa Yield had for Abengoa, control of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. › Asset rotation: continuance of the plan initiated at the end of 2014 by means of the creation of a joint venture with external equity partners to divest in assets. The new strategic measure consists of the sale or partial divestment in case of external equity partners, which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. These initiatives and their main effects in relation to the reclassification to the ‘Assets held for sale and discontinued operations’ heading as of September 30, 2015 and December 31, 2014 are described below.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 30

It should also be noted that in relation to the sale of assets completed during 2015 under the Right of First Offer (ROFO) agreement existing between Abengoa and Abengoa Yield (see Note 6.3), from the date they became Abengoa Yield subsidiaries, they are considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

In accordance with the aforementioned standard, the results of Abengoa Yield for the nine month period ended September 30, 2015 are considered as results from discontinued operations and, consequently are included under a single heading ('Profit (loss) from discontinued operations, net of tax') in Abengoa's Consolidated Financial Statements for the nine month period ended September 30, 2015.

Likewise, the Consolidated Income Statement for the nine month period ended September 30, 2014, which is included for comparison purposes in Abengoa's Consolidated Financial Statements for the nine month period ended September 30, 2015, also include the results generated by Abengoa Yield recorded under a single heading, for the operations which are now considered discontinued.

According to paragraph 15 of IFRS 5 "Non-current assets held for sale and discontinued operations", non-current assets corresponding to Abengoa Yield classified as held for sale are measured at the lower of their carrying value and fair value less cost to sell.

As mentioned in Note 1, Abengoa Yield shares are quoted, since June 2014, in the NASDAQ Global Select Market. According to IFRS 13 "Fair value measurement" since a quoted price in an active market is available (level 1), fair value less cost to sale was calculated taking in consideration Abengoa Yield quoted prices that, during the third quarter of 2015 experienced a decrease to $16.55 per share, from $31.32 per share at June 30, 2015.

Accordingly, as of September 30, 2015, assets and liabilities held for sale corresponding to Abengoa Yield were measured, as required by IFRS 5 at their fair value less cost to sale, which was lower than their book values.

Therefore, according to paragraph 20 of IFRS 5, as of September 30, we recorded in "Profit (loss) from discontinued operations, net of tax" an impairment attributable to the parent company of €198 million, and an impairment attributable to non-controlling interests of €218 million. The aforementioned impairment was attributed, according to paragraph 104 of IAS 36 "Impairment of assets", on a pro rata basis to Abengoa Yield non-current assets.

As of September 30, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to Abengoa Yield and reclassified to assets and liabilities held for sale in accordance with IFRS 5, is as follows:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Fixed assets in projects	8,107,887	5,574,324
Investments in associates	43,611	4,136
Financial investments	42,250	43,623
Deferred tax assets	183,255	58,465
Current assets	1,348,675	580,441
Project debt	(5,984,223)	(3,457,156)
Other non-current liabilities	(2,042,273)	(1,263,060)
Other current liabilities	(113,460)	(102,539)
Total net assets and liabilities held for sale	1,585,722	1,438,234

Additionally, for the nine month periods ended September 30, 2015 and 2014, the impact of the discontinuation of the Abengoa Yield's Income Statements, is as follows:

Item	For the nine months ended 09.30.15	For the nine months ended 09.30.14
Revenue	409,272	171,393
Other operating income	33,629	19,250
Operating expenses (*)	(610,544)	(91,168)
I. Operating profit	(167,643)	99,475
II. Financial expense, net	(201,569)	(105,053)
III. Share of profit/(loss) of associates carried under the equity method	4,157	(444)
IV. Profit before income tax	(365,055)	(6,022)
V. Income tax benefit	(20,259)	(3,115)
VI. Profit for the period from continuing operations, net of tax	(385,314)	(9,137)
VIII. Profit for the period attributable to the Parent Company	(385,314)	(9,137)

(*) Includes impairment attributable to the parent company of €198 million and impairment attributable to non-controlling interest of €218 million.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 31

Furthermore for the nine month periods ended September 30, 2015 and 2014, the breakdown of the Consolidated Cash Flows Statements of Abengoa Yield is as follows:

Item	For the nine months ended 09.30.15	For the nine months ended 09.30.14
Profit for the year from continuing operations	(385,314)	(9,137)
I. Profit for the year from continuing operations adjusted by non monetary items	306,698	91,723
II. Variations in working capital	122,132	(38,089)
III. Interest and income tax received / paid	(160,130)	(60,449)
A. Net cash provided by operating activities	268,700	(6,815)
B. Net cash used in investing activities	(89,554)	(56,918)
C. Net cash provided by financing activities	243,470	(589)
Net increase/(decrease) in cash and cash equivalents	422,616	(64,322)
Cash, cash equivalents and bank overdrafts at beginning of the year	291,413	259,854
Cash, cash equivalents and bank overdrafts related to the acquired companies	(159,796)	-
Translation differences cash or cash equivalent	36,501	13,641
Cash and cash equivalents at end of the year	590,734	209,173

Finally for the period ended September 30, 2015 and 2014, the amount of income recognized directly in equity related to Abengoa Yield amounts to €-400,229 thousand and €-9,137 thousand, respectively.

b) Asset rotation

Initial plan of asset rotation

At the end of 2014 Abengoa´s Board of Directors approved, within the plan to optimize its financial structure, a plan to rotate assets through the creation of a joint venture with external equity partners that would invest in a portfolio of contracted assets under construction and development. Related to this plan, on December 11, 2014, the company reached a non-binding agreement with the infrastructure fund EIG Global Energy Partners ('EIG') to jointly invest in a new company to which Abengoa would contribute its shareholdings in a series of holding companies of concession projects.

Based on this agreement, the new company would be jointly managed, although EIG would hold a majority stake in the new company. Once the agreement was completed and the projects transferred to the Newco, Abengoa would no longer have a controlling interest in the assets. Given that as of December 31, 2014, the companies associated with previous projects were available for immediate sale and the sale was highly probable, the Company classified the associated assets and liabilities as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Those assets relates to renewable and conventional power generation (Atacama I project in Chile, Abent T3 & ACC4T projects in Mexico) and power transmission assets in Brazil.

Following the agreement reached with EIG, on April 7, 2015 Abengoa Projects Warehouse I, LLP (APW-1) was incorporated, reaching therefore the final agreement to establish a Joint Venture (JV) to finance the construction of the aforementioned projects.

APW-1 capital structure consists of 55% invested by EIG and a remaining non-controlling interest of 45% by Abengoa. This company is jointly managed, so once the aforementioned projects are acquired by the JV, Abengoa would no longer have a controlling interest in these assets.

In connection with the acquisition of asset by JV APW-1, on April 2015, the first of the committed contribution by the agreement has been achieved, which specifically corresponds to CSP Atacama 1 and PV Atacama 1 (solar plant project companies located in the Atacama Desert, Chile, which combine tower technology based on molten salts (110 MW) and photovoltaic (100 MW)). The aforementioned projects, which until then were consolidated in the Consolidated Financial Statements, started to be recorded under the equity method after Abengoa no longer had a controlling interest in such projects, and Abengoa and EIG started to control them jointly. The first acquisition of assets has been completed for a net cash inflow for Abengoa of €194.9 million.

The loss of control of the above companies and consequently their recognition under the equity method, was accounted for through the derecognition of all its assets and liabilities from the Consolidated Financial Statements, as well as the recognition of the fair value of both the consideration received and the investment retained, according to IFRS 10 'Consolidated Financial Statements; with no significant differences arising from this loss of control in the Consolidated income statement.

Furthermore, in relation to the contribution of the power transmission assets in Brazil, at the end of June 2015, the sale of shares representing a 44.54% stake in the holding company of the aforementioned assets has been closed. Consequently, Abengoa has recorded a receivable credit amounting to €240.2 million (related to the EIG percentage of invest), which will bring Abengoa a cash inflow in the short term coinciding approximately with the long-term project finance closing of each project included in the agreement (see Note 11). Based on this agreement, any additional equity financing needs would be funded by Abengoa initially, until APW-1's stake in the holding company reach 32.9%.

As a result of this transaction, Abengoa retains control over the holding company of the projects (74.54% stake), which are being consolidated in the Consolidated Financial Statements. Therefore, Abengoa has recorded a Non-controlling interest amounting to €240.2 million in Equity (see Note 16).

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 32

Lastly, and in relation to Abent T3 & ACC4T projects companies' contribution to the JV APW-1, while we had agreed to a transaction price with EIG of approximately €308.6 million, as of July 31, 2015, the exclusivity period with EIG expired, which permits us to enter into discussions for the sale of this asset with third parties. Accordingly, we have included the Abent T3 & ACC4T projects among the assets that we intend to dispose of described below, and we are actively exploring the sale of this asset to other potential buyers.

New plan of asset rotation

The new plan of asset rotation is a continuation of the plan started at the end of 2014, which has been reinforced by Abengoa, as approved by Abengoa's Board of Directors on September 23, 2015. Further implementation of the plan will be carried out through the sale or partial divestment, in case of external equity partners, of certain assets. This plan includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. Those assets include the projects included in the initial plan and whose divestment has not been completed on September 23, 2015, and additional projects included in the new plan.

The table below provides a breakdown of identified assets included in the plan, being the companies associated with previous projects available for immediate sale and the sale is highly probable. Therefore, until the closing of the sale transaction, the assets are reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

Asset	Details	Capacity
Cogeneration	2 cogeneration plants in Brazil	140 MW
Solar Power Plant One (SPP1)	Combine cycle in Algeria	150 MW
Manaus Hospital / Concecutex	Concessions in Brazil and Mexico	300 beds / 10,000 people
Khi Solar One	Solar plant in South Africa	50 MW
Tenés / Ghana	Desalination plants	260,000m3/day
Abent T3 & ACC4T	Cogeneration plant in Mexico	840 MW
Shams (*)	Solar plant in Abu Dhabi	100 MW
Atacama 2	Solar platform in Chile	280 MW
San Antonio Water	Water treatment and delivery plant in United States	175.000 m3/day
Ashalim	Solar plant in Algeria	110 MW
Norte III	Combine cycle in Mexico	924 MW
Nicefield S.A	Wind farm in Uruguay	70 MW
ATN 3, S.A.	Transmission lines in Peru	355 km
Photovoltaic (PV) plants	Solar plants in Spain	11.7 MW

(*) Project included in ROFO 2 with Abengoa Yield

As of September 30, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position reclassified to assets and liabilities held for sale, is as follows:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Fixed assets in projects	2,946,356	1,710,429
Investments in associates	146,529	-
Financial investments	3,619	44
Deferred tax assets	12,406	47
Current assets	181,043	33,348
Project debt (*)	(905,917)	(252,784)
Other non-current liabilities	(142,517)	(13,646)
Other current liabilities	(51,747)	(115,346)
Total net assets and liabilities held for sale	2,189,772	1,362,092

(*) Includes bridge loans amounting to €386,746 thousand (see note 17.1) as of September 30, 2015

These net assets and liabilities are equivalent to their carrying amount before being classified as held for sale, except for PV assets which are recorded at fair value after an impairment amounting to €17 million.

7.2. Assets held for sale (shares in Linha Verde Transmissora de Energía, S.A.)

During 2014 financial year, the Company signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. ('Linha Verde'), a company with a concession of an electric transmission line in Brazil which was in pre-operational stage. As of December 31, 2014, the sale was subject to the closing conditions customary for the sale of these types of assets.

During May 2015, Abengoa closed the sale of the aforementioned stake for a total amount of 45.8 million Brazilian Real (approximately €13 million), which did not have any material impact in the Consolidated Income Statement.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 33

Note 8.- Intangible assets and property, plant and equipment

8.1. The detail of the main categories included in intangible assets as of September 30, 2015 and December 31, 2014 is as follows:

Item	Goodwill	Development assets	Other	Total
Intangible assets cost	393,299	1,206,062	325,544	1,924,905
Amortization and impairment	-	(233,818)	(104,038)	(337,856)
Total as of September 30, 2015	393,299	972,244	221,506	1,587,049

Item	Goodwill	Development assets	Other	Total
Intangible assets cost	487,645	1,063,405	295,478	1,846,528
Amortization and impairment	-	(192,587)	(85,567)	(278,154)
Total as of December 31, 2014	487,645	870,818	209,911	1,568,374

8.2. The detail of the main categories included in Property, plant and equipment as of September 30, 2015 and December 31, 2014 is as follows:

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	523,060	1,329,502	65,482	106,380	2,024,424
Depreciation and impairment	(125,771)	(574,920)	-	(69,976)	(770,667)
Total as of September 30, 2015	397,289	754,582	65,482	36,404	1,253,757

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	513,103	1,303,197	59,441	103,392	1,979,133
Depreciation and impairment	(117,892)	(515,207)	-	(58,721)	(691,820)
Total as of December 31, 2014	395,211	787,990	59,441	44,671	1,287,313

8.3. As of September 30, 2015, there was no impairment evidence in our tangible or intangible assets based on the Director's available information.

Note 9.- Fixed assets in projects

There are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements.

9.1. The detail of Concession assets in projects as of September 30, 2015 and December 31, 2014 is as follows:

Item	Intangible and financial assets
Concession assets in projects cost	2,577,200
Amortization and impairment	(74,329)
Total as of September 30, 2015	2,502,871

Item	Intangible and financial assets
Concession assets in projects cost	5,225,173
Amortization and impairment	(282,984)
Total as of December 31, 2014	4,942,189

The decrease in the cost of concession assets is primarily due to the classification as assets held for sale of assets corresponding to the companies mentioned in Note 7.1, and to the translation differences caused by the depreciation of the Brazilian real against the Euro. The decrease is partially offset by the progress in constructing various transmission lines in Brazil and Peru (€601 million).

As of September 30, 2015, concessional financial assets amount to €269,062 thousand.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 34

9.2. The detail of the main categories included in Other assets in projects as of September 30, 2015 and December 31, 2014 is as follows:

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	283,298	724,433	12,632	307,624	52,221	1,380,208
Depreciation and impairment	(45,904)	(256,100)	-	(124,817)	(25,924)	(452,745)
Total as of September 30, 2015	237,394	468,333	12,632	182,807	26,297	927,463

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	305,587	997,274	22,391	372,170	78,987	1,776,409
Depreciation and impairment	(67,591)	(304,027)	-	(131,902)	(26,713)	(530,233)
Total as of December 31, 2014	237,996	693,247	22,391	240,268	52,274	1,246,176

Note 10.- Investments accounted for using the equity method

10.1. The detail of the main categories included in Investments accounted for using the equity method as of September 30, 2015 and December 31, 2014 is as follows:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Associates	52,714	33,425
Joint Ventures	288,259	277,836
Total Investments accounted for using the equity method	340,973	311,261

The most significant variations in associates and joint ventures during the nine month period ended September 30, 2015 correspond mainly to the acquisition by APW-1 of renewable power generation assets (solar plant project in the Atacama Desert, Chile), as well as the additional funding to Xina, thermo-solar project in South Africa. APW-1 is a joint venture managed by Abengoa and EIG, as described on Note 7.1, recorded under the equity method.

Furthermore, the increase is partially offset by Kaxu Solar One Ltd. and Helioenergy 1&2, project companies which started to be consolidated and have been sold to Abengoa Yield during 2015, and therefore, have been classified as discontinued operations, in accordance with the requirements of IFRS 5 (see Note 7). In addition, project companies Concecutex, S.A. de C.V. and Khi Solar One, have been classified as assets held for sale and their assets and liabilities are included under a single heading in Assets held for sale and liabilities held for sale, respectively, within the Consolidated statements of financial position (see Note 6.4).

As of September 30, 2015, Atacama 1 project is financed with a bridge loan amounting to €225,726 thousand (see Note 17.1).

Note 11.- Financial Investments

The detail of the main categories included in financial investment as of September 30, 2015 and December 31, 2014 is as follows:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Available for sale financial assets	39,898	39,466
Other receivable accounts	793,214	641,024
Derivative assets	7,281	5,997
Total non-current financial investments	840,393	686,487

Item	Balance as of 09.30.15	Balance as of 12.31.14
Available for sale financial assets	8,596	7,183
Other receivable accounts	1,242,778	1,026,528
Derivative assets	28,966	14,842
Total current financial investments	1,280,340	1,048,553
Total financial investments	2,120,733	1,735,040

The most significant variations in non-current financial investments during the nine month period ended September 30, 2015 are due to the increase in accounts receivable with associate companies, in particular, regarding the funding of thermo-solar projects: Ashalim in Israel and Khi in South Africa.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 35

The most significant variations in current financial investments during the nine month period ended September 30, 2015 are due to a receivable account amounting to €240,2 million related to a minority interest of the power transmission assets in Brazil sale to APW-1 (see Note 7.1), as well as to a receivable account amounting to €37.1 million (which has been collected at the end of October) resulting from favorable resolution from the Spanish Court of Arbitration in relation with losses related to the Arizona Solar One LLC project that were covered by an insurance policy , based on which the Company has recorded an income for this amount in the Consolidated Income Statement as of September 30, 2015.

Note 12.- Derivative financial instruments

The fair value of derivative financial instruments as of September 30, 2015 and December 31, 2014 is as follows:

Item	09.30.15		12.31.14	
	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives – cash flow hedge	25,716	48,254	6,017	13,163
Exchange rate derivatives – non-hedge accounting	4,620	4,620	-	-
Interest rate derivatives – cash flow hedge	2,843	9,746	5,271	215,308
Interest rate derivatives – non-hedge accounting	-	30,112	-	33,163
Commodity derivatives – cash flow hedge	3,003	40,709	8,806	30,882
Embedded derivatives of convertible bonds, exchangables bond and shares options	65	43,065	745	12,519
Total	36,247	176,506	20,839	305,035
Non-current part	7,281	82,808	5,997	225,298
Current part	28,966	93,698	14,842	79,737

Fair value of derivative assets increased in the nine month period ended September 30, 2015 mainly due to increase in the fair value of exchange rate derivatives due to the depreciation of Brazilian real against euro and to new exchange rate hedges purchased during the period.

The fair value of derivative liabilities decreased in the nine month period ended September 30, 2015 mainly due to the classification of derivative financial instruments of companies classified as held for sale as financial assets held for sale and to a decrease by a favorable evolution of hedging interest rate derivatives due to a decrease of the interest rate in euro. Additionally, there has been an increase of fair value of embedded derivates due to the issuance of the exchangeable notes Abengoa Yield maturing in 2017 (see Note 18.3), as well as to an increase of the notional amounts of exchange rate hedges and increase by the evolution of commodities prices related mainly to aluminum.

The fair value amount transfers to the Consolidated Income Statement in the nine month period ended September 30, 2015 for the financial instruments derivatives designated as hedging instruments is a loss of €91,516 thousand (loss of €21,058 thousand in the nine month period ended September 30, 2014).

At the end of the nine period ended September 30, 2015, the net amount of the fair value of derivatives transfers directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS39 to be designated as accounting hedges represents a loss of €4,023 thousand (loss of €17,440 thousand for the nine month period ended September 30, 2014).

Note 13.- Inventories

Inventories as of September 30, 2015 and December 31, 2014 were as follows:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Goods for sale	13,737	8,992
Raw materials and other supplies	162,330	116,714
Work in progress and semi-finished products	840	1,135
Projects in progress	57,119	40,712
Finished products	90,439	73,101
Advance Payments to suppliers	90,981	54,135
Total	415,446	294,789

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 36

Note 14.- Clients and other receivable accounts

The breakdown of Clients and Other Receivable Accounts as of September 30, 2015 and December 31, 2014 is as follows:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Customer receivables	546,951	592,628
Unbilled revenues	983,617	913,122
Bad debt provisions	(68,647)	(82,209)
Tax receivables	688,840	595,784
Other debtors	205,749	137,591
Total	2,356,510	2,156,916

The fair value of Clients and other receivable accounts does not differ significantly from their carrying value.

Note 15.- Share Capital

As of September 30, 2015 the share capital amounts to €91,972,941 corresponding to 920,824,128 shares completely subscribed and disbursed, divided into two distinct classes, as follows:

- 83,600,707 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights ('Class A Shares').
- 837,223,421 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which affords its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company's by laws ('Class B Shares' and, together with class A shares, 'Shares with Voting Rights').

In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages (voting rights) and the information received from relevant parties, shareholders with a significant holding as of September 30, 2015 are as follows:

Shareholders	Share %
Inversión Corporativa IC, S.A. (*)	51.35
Finarpisa, S.A. (*)	6.18

(*) Inversión Corporativa Group.

On September 30, 2012, the Extraordinary General Shareholders' Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which have been distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they held. This Extraordinary General Shareholders' Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of the number of converted class A shares to by 0.99 Euros per share, with a credit to restricted reserves.

On April 6, 2014, the Ordinary General Shareholders' Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a 'scrip dividend'. On April 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa did so. As such, on April 22, 2014, Abengoa proceeded to acquire such rights in the total gross amount of € 39,057 thousand. The capital increase was carried out on April 23, 2014 with the issue of 810,582 Class A shares and 13,396,448 Class B shares, at their respective par values, in other words 1 euro for the Class A shares and 0.01 euro for the Class B shares. The total amount of the increase was therefore €944,546.48, of which €810,582 corresponded to the Class A shares issued and €133,964.48 to the Class B shares.

During nine month period ended September 30, 2015 three capital reductions have taken place by reducing 642.933 Class A shares into Class B shares, which led to a capital reduction of €636 thousand.

As of May 4, 2015, in connection with the €400 million convertible bonds maturing in 2019 conversion, the share capital has been increased for a total amount of €810 thousand with the issue of 81,054,408 Class B shares at its respective par values (see Note 18.3).

Page 37 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Regarding the operations carried out during the period, treasury stock purchased amounted to 9,997,508 class A shares and 76,673,931 class B shares and treasury stock transferred amounted to 9,885,560 class A shares and 112,747,664 class B shares, with a net increase of €99,740 thousand recognized in equity. economic rights of Class A shares as stated in article 8 of the Company’s by laws (‘Class B Shares’ and, together with class A shares, ‘Shares with Voting Rights’). The Extraordinary General Shareholders’ meeting held on October 10, 2015 approved a capital increase for an effective amount of €650,000 thousand, with preferential subscription rights for shareholders, through the issuance and placement into circulation of a number of class A shares and class B shares, respectively, equivalent to the result of multiplying the aforementioned amount by the proportion of class A share and class B share, and then divide it by their issuing price, respectively, for the same class and series and with the same rights as those class A shares and class B shares of Abengoa currently outstanding ( see note 4). Notwithstanding the above, the Abengoa’s Board of Directors may, at the time of the capital increase, set an effective amount lower than €650,000 thousand for purely technical reasons in order to determine the proportion of new shares to be issued by shares currently outstanding, by an operational ratio which would decrease the fractions of new shares to be subscribed. Likewise, the aforementioned effective capital increase amount could be reduced by the effective amount of any capital increase through the issuance of new class A shares and class B shares completely subscribed and disbursed and made with cash contributions, which the Board of Directors could approve and issue previously or simultaneously to the issuance of the aforementioned capital increase. As of July 17, 2015, Abengoa S.A. has completed the placement amoung qualified investors of a total of 34,869,183 class B shares, representing 4.17% of all class B shares of Abengoa, S.A., consequently from this date; the company does not hold any class B share as treasury share. The value of the transaction has amounted to a total of €97,634 thousand in cash, equivalent to a sale price of €2.80 per class B share, being committed to a lock-up over its shares until 60 days after the date of settlement of the Placement, with certain exceptions. In addition, Abengoa S.A. has signed a derivatives transaction “call spread” on the same number of shares, which allows Abengoa to benefit from certain market value increases of class B share over the following twelve months. As of September 30, 2015 treasury stock amounted to 5,662,480 shares, all of them class A shares. As of September 30, 2015, Abengoa had issued a total of 20,709,730 warrants of class B shares, at an exercise price of €0.01, which are transmissible, and which give to the holder (First Reserve Corporation) the right to subscribe a Class B share from Abengoa for each warrant and to receive a cash sum equivalent to the dividend per share which would be declared in case the right to subscribe the corresponding shares would have been exercised. On September 25, 2015 the holder informed Abengoa of the exercise of all existing warrants. Consequently, on October 1, 2015 the share capital has been subscribed for a total amount of €207,097 with the issue of 20,709,730 Class B shares with a nominal value of 0.01 Euros each, duly subscribed and fully paid-up by the holders of the warrants. The General Shareholders’ meeting held on March 29, 2015 approved a dividend of €0.113 per share, which amounted to €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment. Abengoa’s Board of Directors held on September 23, 2015 approved the suspension of our dividend until Abengoa achieve a credit rating of “BB-“ from Standard & Poors or “Ba3” from Moody’s or our leverage ratio of Gross Corporate Debt (including bridge loan), as of the most recent balance sheet date which is approved, to Corporate EBITDA for the twelve months immediately preceding such balance sheet date, falls below 3.5x. As long as Abengoa do not reach the aforementioned credit rating or leverage ratio, Abengoa will not distribute dividends to their shareholders (see note 4). After the end of the nine month period ended September 30, 2015, a capital reduction has taken place, through which 133,626 Class A shares converted into class B shares, which has resulted in a reduction of capital of €3 thousand. The Extraordinary General Shareholders’ meeting held on October 10, 2015 approved a decrease of the share capital for a total amount of €90.336.438 by way of reduction of the nominal values of the Class A shares to €0.02 per share and of the Class B shares to €0.0002 per share and the allocation of the amount of the capital reduction to a restricted reserve (see note 4). The Company has terminated, with effects as of 21 April 2015 and in accordance with its terms, the liquidity agreement that, in respect of its Class B shares, was entered into with Santander Investment Bolsa, S.V. on 8 November 2012. With effects as of 28 September 2015 and until 30 days following the admission to trading of the Class A shares issued in the share capital increase approved by Abengoa’s Board of Directors on 23 September 2015, transactions under the liquidity agreement entered into on 10 January 2013 with Santander Investment Bolsa, Sociedad de Valores, S.A. with respect to the Class A shares of the company has been temporarily suspended. As a result of the aforementioned transactions, the Abengoa S.A. share capital at the date of formulation of these consolidated condensed interim financial statements, amounts to €1,840,955 corresponding to 941,533,858 shares completely subscribed and disbursed, divided into two distinct classes, as follows: › 83,467,081 class A shares with a nominal value of 0.02 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights (‘Class A Shares’). › 858,066,777 class B shares with a nominal value of 0.0002 Euros each, all in the same class and series, each of which grants One (1) voting right and which affords its holder economic rights identical to the

Page 38 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Note 16.-Non-controlling interest For the nine month period ended September 30, 2015, non-controlling interest has increased mainly due to the divestment of 13% Abengoa stake in Abengoa Yield on January 22, 2015 via the sale in an underwritten public offering of ordinary shares in Abengoa Yield (€193 million) (see Note 6.2), to the share capital increase with non-controlling interest by Abengoa Yield to fund the third package of concessional assets acquisition (€302 million) (see Note 6.3), to the sale of 46.29% stake on the holding company of power transmission assets in Brazil included in the agreement reached with EIG (€240 million) (see Note 7.1), and, as well as to Abengoa additional Abengoa ‘s stake decreases in Abengoa Yield so the non-controlling interest is 47.63% as of September 30, 2015. The increase is partially offset by the increase of currency translation differences caused by the depreciation of the Brazilian real against the Euro, as well as an impairment of the investment of Abengoa Yield attributable to non-controlling interest (€218 million) (see Note 7.1). Obtaining this financing is considered as a temporary funding transaction and is equivalent to the advances that clients traditionally make during the different execution phases of a construction project or works. Bridge loan has specific characteristics compared to traditional advances from clients. For example the funds are usually advanced by a financial institution (usually for terms of less than 2-3 years), although there are similarities in the implicit risk that mainly relates to the capacity of the company that is going to own the project to construct it correctly in time and form. The specific funding requirements that usually accompany bridge financing agreements include the following: › The funds that are drawn down as the project is executed can only be used for developing the project to construct the asset, and › The obligation to use the project finance to repay the bridge loan. This means that conversion of the bridge loan in a long-term project finance arrangement has a very high degree of security from the start of the project because there is a comfort letter or support from the institutions that are going to participate in the long-term financing. In that sense, Abengoa has managed to substitute this bridge loan with the project finance in all of the projects (more than 110 during the company’s history) that it has developed. This enables it to offer a high degree of certainty and confidence regarding the financing of these projects, and to our minority shareholders involved in them (when they exist), as well as to the institutions that have committed the project finance. Note 17.-Project debt The Consolidation Group includes interests in various companies that, in general, have been created to develop an integrated product that consists of designing, constructing, financing, operating and maintaining a specific infrastructure (usually a large-scale asset such as a power transmission line). These may be owned outright or under a concession arrangement for a specific period of time and and whose financing sources are various non-recourse project financing schemes (project finance). In terms of guarantees, both the bridge loan and the project finance have the same technical guarantees from the contractor in relation to price, deadlines and performance. Project finance (non-recourse financing) is generally used as a means of constructing an asset, using the assets and cash flows of the company (or group of companies) that will perform the activity associated with the project being financed as collateral. In most cases the assets and/or contracts are used as a guarantee for the repayment of the financing. The difference is that the bridge loan in most cases also has corporate guarantee from the project’s sponsor in order to cover the possibility of a delay in the financial closing of project finance. Both guarantees (contractor and sponsor) are intended to underwrite the future cash flows from the project in the event that technical risks give rise to variations in them (failure to comply with the construction schedule or with the deadlines for finalizing the project finance). Compared to corporate financing, the project finance has certain key benefits, which include a longer borrowing period (due to the profile of the cash flows generated by the project) and a clearly defined risk profile. Therefore the bridge loan and the project finance are –from a contractual perspective– independent loan transactions, although they are linked in terms of their overall aim (for example, with the exception of the aforementioned guarantees, both share the same risks; their sole purpose is for financing projects; they are generally repaid with funds from the project itself; and they are separate from the company’s other cash sources) and commercially (the financial institution itself has an interest in favorably resolving the continuity of both transactions). These two types of financing are therefore considered to be similar in terms of managing the company’s business. Despite having a commitment from a financial institution during the awarding phase of the project and since the financing is usually completed in the latter stages of a construction project –mainly because these projects require a significant amount of technical and legal documentation to be prepared and delivered that is specific to the project (licenses, authorizations, etc.) –bridge loan (formerly named Non-recourse project financing in process) needs to be available at the start of the construction period in order to begin construction activities as soon as possible and to be able to meet the deadlines specified in the concession agreements.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 39

Consequently, the internal criteria for classifying a financial liability in the Consolidated Condensed Statement of Financial Position as project debt is based on the characteristics and use of that financing and not on the guarantees provided, since the security and predictability of the substitution process (based on past guarantees) means that this guarantee is more theoretical or hypothetical with regards to its use (such a guarantee has never been used by the nominal beneficiaries).

In relation to the return on the project, it has always been more beneficial to obtain bridge loan via the special purpose entity responsible for operating and maintaining the asset to be constructed. However, the cheaper cost of financing obtained at a corporate level has enabled projects to be financed centrally, generating important competitive advantages as well as reducing start times for project construction. Consequently, during 2014 financial year and in the nine month period ended September 30, 2015 bridge loans with a corporate guarantee were issued, structured in a similar way to the bridge loans used previously in terms of their purpose (project financing) and repayment (from project cash flows). This financing is therefore also considered to be similar to the project finance in terms of managing the business and the company's risk and it is therefore classified under the same heading.

17.1. The details of project debt applied to projects, for both non-current and current liabilities, as at September 30, 2015 and December 31, 2014 is as follows:

Project debt	Balance as of 09.30.15	Balance as of 12.31.14
Project finance (Non-recourse project financing)	1,018,771	3,011,702
Project bridge loan (Non-recourse project financing in process)	2,057,079	1,946,412
Total project debt	3,075,850	4,958,114
Non current	2,379,790	4,158,904
Current	696,060	799,210

During nine month period ended September 30, 2015 non-recourse financing decreased due to the classification as liabilities held for sale of project finance or bridge loans corresponding to companies classified as held for sale (€-1,698 million) and the repayment of the bridge loan of the Zapotillo aqueduct project in Mexico (€-261 million) and to the translation differences caused by the depreciation of the Brazilian real against the Euro.). Most significant increases are due to Abengoa Greenbridge, S.A bridge loan for an amount of to €221 million, and the new bridge loan obtained by Abengoa Concessions Investments Limited of which €163 million are drawn down.

With respect to aforementioned project bridge loan of Abengoa Greenbridge, S.A., it relates to a senior unsecured notes private program guaranteed by Abengoa, S.A. for an initial available amount of €125 million, which may be increased up to €425 million, which was signed on October 1, 2014. The proceeds will be used to finance, in whole or in part, the development of renewable projects until the moment when long term third party project financing is obtained.

In relation to Abengoa Concessions Investments Limited new project bridge loan, on June 29, 2015 the company entered into a margin loan facility agreement for the financing of the promotion, development and construction of concessional project, pursuant to which the company is entitled to borrow up to $200 million, maturing in 24 months following the utilization date and a interest at Libor + 290 basis points. Under the terms of the loan, initially the company has pledged and granted a security interest in 14,000,000 ordinary shares of Abengoa Yield, in favor of the financial institution. Upon the exercise of certain events, the financial institution could exercise its right to require the pre-payment of the Margin Loan, post additional collateral or foreclose on, and dispose of, the pledged shares. Based on these terms, the financial institution requested an increase of the pledged ordinary shares of Abengoa Yield and a cash collateral of approximately USD 70 million and afterwards its pre-payment, consequently USD 20 million and the remaining balance have been reimbursed on September 30, 2015 and October 1, 2015 respectively, a total of 16,561,817 pledged shares of Abengoa Yield, which (both pledged shares and cash collateral) have been released on October 1, 2015 once the loan was fully repaid.

The table below lists projects with bridge loan in progress (bridge loan) as of September 30, 2015 (amount in thousands of Euros):

Item	LAT Brasil (1)	Abent T3	ACC4T	Atacama Solar Platform (1)	San Antonio Water	Total
Construction start date	mar-13 / ago-14	sep-13	sep-14	abr-14/may-15	dic-14	-
Estimated end date	jul-16/jul-18	ene-17	dic-17	jun-16/dic-18	oct-19	-
Estimated amount of the contract (EPC)	1,737,568	1,014,771	586,914	2,512,876	573,895	6,426,024
Bridge financing start date	mar-13/sep-14	sep-14	dic-14	ago-14/may-15	dic-14	-
Bridge financing maturity date	jul-15/sep-19 (2)	sep-19 (2)	dic-19	oct-17/jul-19 (2)	jul-19 (2)	-
Anticipated LT financing start date	dic-15/dic-17	mar-16	jul-16	jan-16/dic-16	may-16	-
LT financing duration	Up to 15,5 years	Up to 18 years	Up to 21 years	Up to 18 years	Up to30 years	-
LT financing expected amount committed	1,244,028	686,200	509,351	2,160,897	679,511	5,279,987
Bridge financing amount drawn (3)	1,196,258	256,181	96,776	458,665	49,199	2,057,079
Guarantee type (4)	Contractor and Sponsor / Corporate	Corporate	Corporate	Contractor and Sponsor / Corporate	Corporate	-

(1) Includes the transmission line projects in Brazil relating to ATE XVI Transmissora de Energía, S.A. (Miracema), ATE XVII Transmissora de Energía, S.A. (Milagres), ATE XVIII Transmissora de Energía, S.A. (Estreito), ATE XIX Transmissora de Energía, S.A. (Luiz Gonzaga), ATE XX Transmissora de Energía, S.A. (Teresina), ATE XXI Transmissora de Energía, S.A. (Parauapebas), ATE XXII Transmissora de Energía, S.A., ATE XXIII Transmissora de Energía, S.A. and ATE XXIV Transmissora de Energía, S.A. and to solar plant project in the Atacama Desert, Chile, which combines tower technology based on molten salts and photovoltaic.

(2) Once the long-term funding associated with the projects has been obtained, the issuer will use the funds from the Green Bond to finance other Green Projects, selected according to the "Use of Funds" requirements specified in the Offering Memorandum. Additionally, for funds from tranche B (see Note 18), after long-term funds obtained can be allocated to developing new projects after fulfilling the requirements specified in the financing agreement.

(3) Excludes amounts withdrawn from the project bridge loans, which have been issued by the projects with Contractor and Sponsor guarantee by Abengoa and/or some of corporate subsidiaries (which are not project companies), amounting to €612,472 thousands and which have been classified within assets and liabilities held for sale (see Note 7) and for Atacama I project in Chile specifically, included in the consolidated statement of financial position of Abengoa Project Warehouse (APW-1), joint venture accounted for using the equity method (see Note 10).

(4) The guarantee references "Contractor and sponsor" refer to corporate guarantees mainly related to the bridge financing of the projects. The references to "Corporate" guarantees refer to guarantees related to the Green Bonds. These guarantees cover all of the indicated bridge financing.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 40

17.2. The repayment schedule for project debt, as of September 30, 2015 is as follows and is consistent the projected cash flows of the related projects:

Rest 2015	Between january and september 2016	Between october and december 2016	2017	2018	2019	2020	Subsequents years
398,912	297,148	129,545	175,791	759,816	633,042	261,923	419,673

Note 18.- Corporate financing

18.1. The breakdown of the corporate financing as of September 30, 2015 and December 31, 2014 is as follows:

Non-current	Balance as of 09.30.15	Balance as of 12.31.14
Credit facilities with financial entities	1,580,093	871,613
Notes and bonds	2,691,935	2,755,993
Finance lease liabilities	28,330	24,064
Other loans and borrowings	91,732	97,029
Total non-current	4,392,090	3,748,699

Current	Balance as of 09.30.15	Balance as of 12.31.14
Credit facilities with financial entities	636,629	444,386
Notes and bonds	768,382	1,096,965
Finance lease liabilities	10,201	10,927
Other loans and borrowings	20,772	24,373
Total current	1,435,984	1,576,651
Total corporate financing	5,828,074	5,325,350

The increase during the nine month period ended September 30, 2015 in long term corporate financing was mainly due to the tranche A outstanding at the year-end 2014 the withdrawn by an amount of €500 million of the syndicated loan, as well as the issuance of €279 million in exchangeable note Abengoa Yield due 2017, €375 million in ordinary notes due 2020, €74 million of a loan granted by European Investment Bank (EIB), new long term loans with certain financial entities supported by Export Credit Agencies, partially offset by the transfer to current liabilities of €500 million from the 2016 ordinary bonds, as well as the partial early conversion of €238.3 million nominal amount of the convertible bonds maturing in 2019 (see Note 18.3).

In short-term corporate financing on top of the above mentioned transfer, the decrease was also affected by conversion option exercised related to the 2017 convertible notes by an amount of €244 million on February 3, 2015 (see Note 18.3), as well as the cancellation of the 2015 ordinary bonds by €300 million and to the decrease of the outstanding balance of the Euro-Commercial Paper Programme (ECP) amounting to €234 million, partially offset by the revolving credit agreement of up to €165 million signed at the end of September 2015, of which €125 million are drawn down (the remaining €40 will only be available upon completion of the planned capital increased described in Note 15). Regarding the aforemention revolving credit, in addition to personal guarantees provided by certain group companies, certain subsidiaries have assigned certain trade receivables.

18.2. Credit facilities with financial entities

As of September 30, 2015 the debt repayment calendar was as set out in the following table:

	Rest 2015	Between January and September 2016	Between October and December 2016	2017	2018	2019	2020	Subsequent years	Total
Syndicated loan	-	-	-	-	410,611	273,741	-	-	684,352
ICO financing	113	-	-	-	4,713	4,756	5,956	14,320	29,858
Instalaciones Inabensa SA financing	24,282	44,513	27,062	69,730	51,927	49,741	3,388	6,000	276,643
Abener Energia SA financing	31,163	55,075	25,228	83,718	84,909	39,371	28,104	22,070	369,638
European Investment Bank financing	434	-	-	-	11,885	11,958	14,958	35,927	75,162
Revolving credit agreement	-	125,000	-	-	-	-	-	-	125,000
Remaining loans	149,621	206,428	11,482	66,933	74,174	101,954	19,586	25,891	656,069
Total	205,613	431,016	63,772	220,381	638,219	481,521	71,992	104,208	2,216,722

To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a financial ratio (Net Financial Debt/Corporate EBITDA) with the financial institutions.

According to the financing agreements, the maximum limit of this ratio is 2.5 starting December 31, 2014. As of September 30, 2015, Corporate Net Debt/EBITDA financial ratio is 2.3.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 41

18.3. Notes and bonds

The table below shows the notional maturities of the existing notes as of September 30, 2015:

Item	Rest 2015	Between January and September 2016	Between October and December 2016	2017	2018	2019	2020	2021
Exchangeable notes Abengoa Yield	-	-	-	201,694	-	-	-	-
Convertible notes Abengoa	-	-	-	5,600	-	161,700	-	-
Ordinary notes Abengoa	-	500,000	-	579,581	550,000	-	776,248	500,000
Commercial paper Abengoa Mexico	27,018	64,933	-	-	-	-	-	-
Euro-Commercial Paper Programme (ECP)	98,337	37,782	-	-	-	-	-	-
Total	125,355	602,715	-	786,875	550,000	161,700	776,248	500,000

In accordance with IAS 32 and 39 and the Terms and Conditions of the issuance in all convertible notes except for the 2019 notes, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bonds are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. This applies to 2017 convertible bonds and exchangeable notes Abengoa Yield 2017.

On September 29, 2015, Abenboa announced the call for the general assembly of noteholders of the convertible notes 2017, convertible notes 2019 and exchangeable notes Abengoa Yield 2017, which have taken place on October 29, 2015 (except for exchangeable notes Abengoa Yield 2017, that given the legally required quorum was not attained, it has been called a second call which will take place on November 30, 2015). The aforemention calls have approved the amendment to certain terms and conditions and the approval of the entering into of the deeds of guarantee, among others.

Convertible notes 2017

In relation to the €250 million convertible bonds maturing in 2017 issued on February 3, 2010, the carrying value of the liability component of this bond at September 30, 2015 amounted to €5,122 thousand (€216,768 thousand at December 31, 2014).

On February 3, 2015, certain bondholders exercised the conversion option amounting to €244,400 thousand, corresponding to principal plus interest accrued and unpaid to date. The remaining bondholders, amounting to €5,600 thousand, chose not to exercise the option and wait until the maturity in 2017.

Furthermore, following the dividend distribution of the 2014 financial year on April 17, 2015 (see Note 15), the conversion price of the Notes has been adjusted from €5.35 per class B share to €5.24 per class B share with effect from 17 April 2015.

As of February 3, 2015, the fair value of the derivative liability embedded in the convertible bonds was €14,079 thousand, while its fair value as of December 31, 2014 amounted to €4,021 thousand. The decrease in fair value has been recorded as an expense amounting to €10,058 thousand in the Consolidated Income Statement for the nine months ended September 30, 2015. Additionally, the expense recognized in the Consolidated Income Statement for the nine months ended September 30, 2015 was €17,553 due to the early repayment. Furthermore, the fair value related to the option not exercised was €2 thousand as of September 30, 2015 while its fair value as of February 3, 2015 amounted to €315 thousand. The decrease in fair value has been recorded as an income amounting to €313 thousand in the Consolidated Income Statement for the nine months period ended September 30, 2015.

Convertible notes 2019

In relation to the €400 million convertible bonds maturing in 2019 issued on January 17, 2013, the carrying value of the liability component of the bond as of September 30, 2015 amounts to €135,970 thousand (€323,209 thousand as of December 31, 2014).

At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible bond, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument.

During April 2015, Company launched an offer with the aim of converting up to €200 million Bonds into fully paid class B shares of Abengoa and a cash amount in accordance with the terms and conditions of the notes, inviting the bond holders to exercise their conversion right in their corresponding class B shares and a cash amount based on the terms and conditions of the bond.

Page 42 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Subsequently, the Company, in accordance with the terms and conditions of the Auction contained in the Invitation Memorandum dated April 7, 2015, decided to accept applications for conversion from Noteholders corresponding to a total principal amount of €238.3 million (representing 59.6% of the total principal amount of Notes outstanding), above the initial amount addressed. On April 9, 2015, once the accelerated bookbuilding process of class B was completed, the cash amount that the company has to pay to the accepting noteholders has been set at €25,366.81 per €100,000 principal amount of Notes, amounting to €60,449 thousand the total cash amount to be paid to noteholders. The expense recognized in the Consolidated Income Statement for the nine month ended September 30, 2015 amounts to €15,141 thousand due to the conversion (see note 20.3). b) The Notes will mature on 5 March 2017. c) The Notes will accrue a fixed annual coupon of 5.125% payable semi-annually in arrear, beginning on 5 September 2015. d) The Notes will be initially exchangeable into 7,202,602.23 shares of Abengoa Yield (exchange property) at an exchange price of USD 38.736 per share. The Notes will be voluntarily exchangeable into shares of Abengoa Yield from the period commencing on 180 days after Closing Date as set out in the Terms and Conditions, subject to cash payment in certain circumstances. The value of the liability component of the exchangeable bonds on September 30, 2015 amounts to €179,561 thousand. As of May 4, 2015, the corresponding share capital increase has been recorded for a total of 81,054,408 Class B shares of one euro cent (0.01€) of face value each, increasing share capital of Abengoa by an amount of €810 thousand (see Note 15). Since the commencement of the exchange period for the Exchangeable Notes Abengoa Yield 2017 on September 1, 2015 (as set out the Terms and Conditions) through September 30, 2015, exchange notices for a total nominal amount of USD 52.8 million, equivalent to 1,416,066 shares of Abengoa Yield, have been received and exchanged (see Note 6.2). The income recognized due to the exchange in the Consolidated Income Statement for the nine month ended September 30, 2015 amounts to €17,926 thousand (see Note 20.3). Furthermore, following the dividend distribution of the 2014 financial year on April 17, 2015 (see Note 15), the conversion price of the Notes has been adjusted from €2.98 per class B share to €2.94 per class B share with effect from 17 April 2015. Ordinary notes Abengoa 2020 On September 30, 2015, the outstanding principal amount of the exchangeable bonds amounts to USD 226.2 million and the exchange property comprises 6,066,613 Abengoa Yield shares. At the end of April 2015, Abengoa Finance, S.A.U., a subsidiary of Abengoa S.A., issue an ordinary bond for €375 million among institutional and qualified investors. In summary, the terms and conditions of the issuance are as follows: Furthermore, from September 30 through November 11, 2015 exchange notices for a total nominal amount of USD 21.6 million, equivalent to 579,299 shares of Abengoa Yield, have been exchanged. Therefore, since the commencement of the exchange period to the date of formulation of these consolidated condensed interim financial statements, exchange for a total nominal amount of USD 74,4 million, equivalent to 1,984,638 shares of Abengoa Yield have been received, equivalent to 1.98% stake in Abengoa Yield (see Note 1). a) The Notes were issued for €375 million. b) The Notes will mature on Abril 2020. c) The Notes accrue a fixed annual interest of 7% payable semiannually. d) The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the group. In addition, the initial valuation of the derivative liability component embedded in the exchangeable bond was €31,347 thousand and its valuation on September 30, 2015 was €22,642 thousand with an impact on the income statement for the difference between the two preceding values and which amounts to €3,027 thousands in financial income (€1,694 thousands and €1,333 thousands corresponding to financial income and net exchange differences, respectively). Regarding the excahngeatle notes exchanged as of September 30, 2015 the fair value of the embedded derivative liability cancelled amounted to €5,678 thousand. e) The Notes have been priced at 97,954% of their nominal amount. Exchangeable notes Abengoa Yield 2017 On March 5, 2015, Abengoa S.A. issue a senior unsecured exchangeable notes exchangeable into existing ordinary shares of Abengoa Yield plc, a subsidiary of Abengoa S.A. whose shares are listed on the NASDAQ Global Select Market, for USD 279 million. The principal terms and conditions that have been determined are the following: a) The size of the Offering is USD 279 million.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 43

In connection with the dividend per Abengoa Yield received until September 30, 2015 the exchange property has been adjusted as follows:

- Dividend of USD 0.2592 per Abengoa Yield received on 16 March 2015, the exchange price has been adjusted to USD 38.439 and the exchange property comprises 7,258,169.53 Abengoa Yield Shares, with effect from March 25, 2015.
- Dividend of USD 0.34 per Abengoa Yield received on June 15, 2015, the exchange price has been adjusted to USD 38.083 and the exchange property comprises 7,326,189.56 Abengoa Yield shares, with effect from June 24, 2015.
- Dividend of USD 0.40 per Abengoa Yield received on September 15, 2015; the exchange price has been adjusted to USD 37.286, with effect from September 24, 2015.

Note 19.- Trade payables and other current liabilities

Trade payables and other current liabilities as of September 30, 2015 and December, 31, 2014 are shown in the following table:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Trade payables for purchases of goods	4,105,802	4,034,367
Trade payables for services	888,816	1,061,871
Billings in excess and advance payments from clients	225,333	245,970
Remunerations payable to employees	66,766	52,211
Suppliers of intangible assets current	55,272	12,522
Other accounts payables	127,105	148,227
Total	5,469,094	5,555,168

Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant.

The table below shows the details of the non-recourse confirming carried out with external and group suppliers as at September 30, 2015:

Item	Balance as of 09.30.15	Balance as of 12.31.14
Confirming - external suppliers	1,526,490	1,453,360
Confirming - group suppliers	676,927	796,849
Total	2,203,417	2,250,209

Related to these amounts, there are deposits and cash recorded under assets in the Consolidated Statement of Financial Position associated with payment of "non-recourse confirming" for an amount of €1,233 million (€1,226 million in 2014).

Abengoa's payment management policy requires all group companies to pay their suppliers and vendors using non-recourse bank confirming payments (also called non-recourse confirming) as a general rule, without differentiating between those group suppliers that, for various reasons, may be part of each company's supply chain. Regardless of whether the invoice originates from an external or a group supplier, the underlying document of the non-recourse confirming will always be a commercial invoice, in other words an invoice derived from the operational activities of a specific company.

The International Financial Reporting Standards ('IFRS') do not explicitly state the accounting treatment applicable to the aforementioned transactions. Nevertheless, the European Securities and Markets Authority (ESMA) issued a public statement on October 27, 2015 which defines their priorities when preparing the financial statements for the year 2015, in order to promote consistent application of the IFRS among issuers. The aforementioned statement state that these types of transactions (also called "reverse factoring") should be analyzed depending on the economic substance of the agreements, so that issuers can conclude whether the trade debt should be classified as financial debt within the statements of financial position, or payments made should be classified as financial or operational within the cash flow statements. In either case, ESMA recommends that the issuer provides clear details of the accounting classification policy that it has applied, indicating the assumptions that have been made and the corresponding quantitative impacts.

Consequently, provided that there are no material changes to the conditions of the trade debt (for example, to the due date, the amount or the interest rates, if applicable), the fact that due to the use of confirming, the new legal creditor is a financial institution instead of the supplier, does not change the economic character of the debt that arose from the operational activities of the group company, regardless of whether it originated from an external or a group supplier.

Consequently, the accounting policy consistently chosen by Abengoa over the last few years regarding its supplier balances associated with non-recourse confirming has been to record them until their due date under the "Suppliers and other accounts payable" heading in the statements of financial position

Page 44 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Note 20.-Finance income and expenses 20.1 Finance income and expenses The following table sets forth our Finance income and expenses for the nine month period ended September, 30, 2015 and 2014: regardless of whether the collection rights have been assigned by the creditor to a financial institution and whether it originates from an external or a group supplier. Although in case of group suppliers, there could be characteristics that might lead to different interpretations. However, in the event of any further development in the interpretation of the competent authorities different from the interpretation applied so far, the Directors would update the aforementioned accounting policy. Based on this, in the event of the aforementioned update to the current accounting policy, the financial debt, classified as ‘Corporate Financing’ under current liabilities in the statement of financial position as at September 30, 2015, would be increased by €677 million related to supplier balances associated to non-recourse confirming which has been originates from a group supplier. For the nine months ended 09.30.15 For the nine months ended 09.30.14 Finance income Finally, in any case, the aforementioned change would not have an impact on compliance with the debt ratio since, under the corresponding financing agreements, supplier balances associated with non-recourse confirming are explicitly excluded from the figures to being included in the calculation of the ratio. Interest income from loans and credits 27,080 23,986 Interest rates benefits derivatives: cash flow hedges 7,752 13,523 Interest rates benefits derivatives: non-hedging 3,944 708 For the nine months ended 09.30.15 For the nine months ended 09.30.14 Finance expenses Expenses due to interest: - Loans from credit entities (244,485) (168,733) - Other debts (292,032) (264,333) Interest rates losses derivatives: cash flow hedges (33,934) (64,318) Interest rates losses derivatives: non-hedging (7,968) (17,440) For the nine month period ended September 30, 2015 finance income has increased when compared to the same period of the previous year, mainly due to higher finance income from higher loans and debt balances in Brazil and Chile partially offset by lower gains on interest-rate derivatives, mainly due to the change in the time value of our interest rate derivatives. Finance expenses have increased for the nine month period ended September 30, 2015 when compared to the same period of the previous year, mainly due to increased interest expense from loans and borrowings as a result of the completion of various projects under construction (interest expense is capitalized when a project is under construction), an increase in notes and bonds finance expenses mainly due to our new bonds issued in second half of 2014 and the first half of 2015, as well as to the 2017 convertible bond early repayment by an amount of € 17 million (see Note 18.3), partially offset by a decrease of expenses recognized related to change in time value of interest rate derivatives and a decrease in cash flow hedges Net financial loss(539,643) (476,607) Total(578,419) (514,824) Total38,77638,217

Page 45 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA due to the reclassification as discontinued operations of results from plants sold to Abengoa Yield under the ROFO agreement. 20.3. Other net finance income and expenses The following table sets out ‘Other net finance income and expenses’ for the nine month period ended September 30, 2015 and 2014: The net financial expenses resulting from companies which are financed throught project debt amounts to €210,671 thousand (€143,242 thousand for the nine month period ended September 30, 2014). For the nine months ended 09.30.15 For the nine months ended 09.30.14 20.2. Net exchange differences The following table sets out the exchange rate differences for the nine month period ended September 30, 2015 and 2014: Other finance income Profits from LT Capital Investments, G. Comp. - 66 Income on financial assets 484 920 Other finance income 7,532 19,299 Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares 17,926 - Commodity derivatives gains: fair value hedging - 42 Commodity derivatives gains: non hedge - 408 For the nine months ended 09.30.15 For the nine months ended 09.30.14 Other finance income Gains and losses from foreign exchange transactions 27,019 (9,973) For the nine months ended 09.30.15 For the nine months ended 09.30.14 Gains and losses from foreign exchange contracts: cash flow hedges 9,588 16,002 Gains and losses from foreign exchange contracts: non-hedging - 708 Other finance expenses Loss from sale of financial assets (35) (3,104) Loss from early conversion of convertible notes 2019 (15,141) - Outsourcing of payables (59,347) (62,422) Other financial losses (68,379) (37,415) Gains and losses from foreign transactions were mainly due to from loans and credits denominated in U.S. dollars between subsidiaries and associates with different functional currencies (Brazilian real and euro). In general, we use exchange rate derivatives to hedge our foreign exchange operations. As a result, and due to the application of hedge accounting, most of exchange rate differences resulting from foreign operations are offset by the effect of our cash-flow hedge derivatives. Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares (26,219) (26,282) Commodity derivatives losses: Cash flow hedge (1,668) (331) Commodity derivatives losses: non-hedging (10,307) (3,369) For the nine month period ended September 30, 2015 Other finance income has increased by when compared to the same period of the previous year, mainly due to a gain of €17.9 million recorded in connection with the partial exercise by the holders of the right to convert the exchangeable notes due 2017 into Abengoa Yield shares (see Note 18.3). Other finance expenses have increased mainly due to the 2019 convertible bond early conversion that resulted in a loss of approximately €15.1 million (see Note 18.3), as well as due to the increase in other finance expenses, due to banking fees and commissions related to guarantees, letters of credit, banking transfers and other banking services, as well as due to other minor banking expenses. Additionally, other finance expenses increased due to losses related to changes in the fair value of commodity derivatives that Other net finance income/expenses (155,154) (112,188) Total(181,096) (132,923) Total36,6076,737 Total25,94220,735

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 46 started to be treated as non-hedging derivatives after the hedged transaction was no longer considered highly probable.

The net amount of 'Other incomes and financial expenses for companies which are financed thourgh proyect debt amounts to €28,432 thousand (€27,536 thousand in the nine month period ended September 30, 2014).

Note 21.- Income tax

21.1. The effective tax rate for the period presented has been established based on Management's best estimates (see Note 3).

21.2. We had an income tax benefit of €118.3 million for the first nine months of 2015, compared to an income tax benefit of €75.8 million in the same period of 2014.

For the first nine months of 2015, Income tax benefit was primarily attributable to the decrease in taxable revenues as well as to differences in foreign tax rates related to companies based in jurisdictions with statutory tax rates different from the Spanish statutory tax rate.

The subsidiaries within the consolidated group that generate profits usually generate income tax expenses and pay taxes, whereas companies with negative taxable income recognize income tax benefit but they do not obtain a tax refund; instead, they generate tax loss carryforwards that can be offset in future periods. Different types of tax credits generate an income in the income tax expense calculation but they do not reduce the amount of income tax paid in the current period. Rather, they reduce the amount payable in the future.

Note 22.- Fair value of financial instruments

The information on the financial instruments measured at fair value, is presented in accordance with the following:

- Level 1: assets or liabilities listed on active markets.
- Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: Measured on inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following is a breakdown of the Group's assets and liabilities measured at fair value as of September 30, 2015 and December 31, 2014 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 09.30.15
Non-hedging derivatives	-	(52,690)	(20,422)	(73,112)
Hedging derivatives	-	(67,147)	-	(67,147)
Available-for-sale	2,076	-	46,418	48,494
Total	2,076	(119,837)	25,996	(91,765)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.14
Non-hedging derivatives	-	(36,439)	(8,498)	(44,937)
Hedging derivatives	-	(239,259)	-	(239,259)
Available-for-sale	33	-	46,616	46,649
Total	33	(275,698)	38,118	(237,547)

The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 12).

Page 47 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Note 23.-Earnings per share 23.1. Basic earnings per share Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period. The caption Non-hedging derivatives includes the fair value of the embedded derivatives in the exchangeable and convertible notes (except for the 2019 convertible notes), the fair value of the call options over Abengoa’s own shares, as well as those derivatives purchased with the purpose of hedging market risk (interest rate, foreign exchange or commodities) that do not fulfill all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view. Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.). For the nine months ended 09.30.15 For the nine months ended 09.30.14 The valuation method used to calculate the fair value was discounting cash flows based on the last business plan available, using as discount rate the weighted average cost of capital (WACC) of 10%. A sensitivity analysis has also been made considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value. Item Profit from continuing operations attributable to equity holders of the company (5,906) 113,929 Profit from discontinuing operations attributable to equity holders of the company (188,004) (13,577) Average number of ordinary shares outstanding (thousands) 884,171 833,868 Earnings per share from continuing operations (€ per share) (0.01) 0.14 Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa, is classified within Level 3. As of September 30, 2015, the embedded derivative has a negative fair value of €20,422 thousand. Earnings per share from discontinuing operations (€ per share) (0.21) (0.02) If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased €1,409 thousand, up to €19,013 thousand. The following table shows the changes in the fair value of level 3 assets for the nine month period ended September 30, 2015 and for the year ended December 31, 2014: Movements Amount Beginning balance as of December 31, 2013 45,758 Gains and losses recognized in Equity (1,414) Changes in Non-hedging derivatives (8,498) Change in consolidation, reclassifications and translation differences 2,272 Gains and losses recognized in Equity 266 Changes in Non-hedging derivatives (11,924) Change in consolidation, reclassifications and translation differences (464) During the periods ended September 30, 2015 and December 31, 2014, there have not been any significant reclassifications amongst the three levels presented above. Total as of September 30, 201525,996 Total as of December 31, 201438,118 Earnings per share from profit for the year (€ per share)(0.22) 0.12

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements Page 48

23.2. Diluted earnings per share

To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

The potential diluting ordinary shares held by the group correspond to the warrants on Class B shares issued in November 2011. The assumption is that all warrants will be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the diluted earnings per share.

Item	For the nine months ended 09.30.15	For the nine months ended 09.30.14
Profit for the year		
- Profit from continuing operations attributable to equity holders of the company	(5,906)	113,929
- Profit from discontinuing operations attributable to equity holders of the company	(188,004)	(13,577)
- Adjustments to attributable profit	-	-
Profit for the year attributable to the parent company	(193,910)	100,352
Average weighted number of ordinary shares outstanding (thousands)	884,171	833,868
- Warrants adjustments (average weighted number of shares in outstanding since issue)	20,626	20,051
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	904,797	853,919
Diluted earnings per share from continuing operations (€ per share)	(0.01)	0.14
Diluted earnings per share from discontinuing operations (€ per share)	(0.21)	(0.02)
Diluted earnings per share to the profit for the year (€ per share)	(0.22)	0.12

(1)On October 1, 2015, a capital increase has taken place through the exercise of the warrants (see Note 15).

Note 24.- Average number of employees

The average number of employees classified by category during the nine month period ended September 30, 2015 and 2014 was:

	Average number of employees for the nine months ended 09.30.15		%	Average number of employees for the nine months ended 09.30.14		%
Categories	Female	Male	Total	Female	Male	Total
Directors	60	491	1.9	66	502	2.0
Management	436	1,611	7.1	424	1,471	6.8
Engineers	1,468	3,347	16.8	1,355	3,410	17.1
Assistants and professionals	1,220	1,759	10.4	1,108	1,468	9.3
Operators	1,001	16,626	61.5	881	16,582	62.8
Interns	258	391	2.3	241	319	2.0
Total	4,443	24,225	100	4,075	23,752	100

During the nine month period ended September 30, 2015 the average number of employees is 23% in Spain and 77% abroad.

Note 25.- Transactions with related parties

Dividends distributed to related parties during the period amounted to €29,329 thousand (€31,601 thousand in 2014).

During 2015 the only transactions associated with related parties were the following:

- Service provision agreement signed between Simosa and Ms. Blanca de Porres Guardiola. The amount invoiced in the first nine months of the year was €71 thousand.

- Service agreement signed between Equipo Económico, S.L. (company related to D. Ricardo Martínez Rico, member of Board of Directors) and Abengoa, S.A., Abengoa Concessions, S.L., Abeinsa Ingeniería and Construcción Industrial, S.A. The amount invoiced in the first nine months of the year was €252 thousand.

- As of May 8, 2015, Inversión Corporativa, S.A. (Abengoa's main shareholder) has granted a securities lending agreement for 95,259,977 class B shares of Abengoa S.A. During last June, this securities

Page 49 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA lending agreement has been canceled. This transaction has born a market interest rate and has accrued compensation in favor of Inversión Corporativa, S.A. amounting to €123 thousand. and, accordingly, will only be paid if the fulfillment of the annual objectives to which the accrual of said remuneration was subject to is verified. › Advisory agreement signed on September 23, 2015 between Mr. Felipe Benjumea LLorente and Abengoa S.A., by an annual gross amount of 1,086 thousand and with duration until December 31, 2016. During the first nine months of 2015, no amount has been invoiced regarding this agreement. As of July 27, 2015, the company’s Board of Directors accepted the resignation of Mr. Manuel Sánchez Ortega from both the Board of Directors and the International Advisory Board. Furthermore, the Board of Directors has appointed through election by its members (cooptación), as propietary director, Ms. María Teresa Benjumea Llorente. These operations were subject to review by the Abengoa Audit Committee and third parties. As of September 23, 2015, the Board of Directors has appointed through election by its members (cooptación), as proprietary director and non-executive Charmain, Mr. José Domínguez Abascal, replacing Mr. Felipe Benjumea Llorente, who has presented his resignation as director and executive Charmain, being appointed as Abengoa’s Honorary Chairman. Note 26.-benefits Employee remuneration and other Consequently, the company has recorded in the Consolidated Condensed Interim financial statements as of September 30, 2015 the severance payment for early termination of the former executive Charmain, Mr. Felipe Benjumea Llorente, for an amount equivalent to €11,484 thousand which includes: (i) a severance payment for early termination and post-contractual non-competition obligation for an amount equivalent to the 100% remuneration or all the concepts received in the immediate preceding period, amounting to €4,484 thousand, and (ii) a retention bonus amounting to €7,000 thousand. Directors are remunerated as established in article 39 of the Bylaws. Directors’ remuneration shall consist of all or some of the following concepts, for a total combined amount that shall be agreed by the General Shareholders' Meeting, pursuant to the directors’ remuneration policy and conditional, when required by law, on the prior approval of the General Shareholders' Meeting: (a) a fixed fee; (b) expenses for attendance; (c) a share of the profits, under the terms established in Article 48, Paragraph 2, of the company’s bylaws; (d) variable remuneration based on general benchmark indicators or parameters; (e) remuneration via the provision of shares or share options or amounts that are linked to the company’s share price; (f) severance payments, provided that the director is not relieved of office on grounds if failing to fulfill the responsibilities attributable to him/her; and (g) savings or pension systems considered to be appropriate. The Extraordinary General Shareholders’ meeting held on October 10, 2015 has approved the resignation tendered on that date of the following proprietary members Mrs. María Teresa Benjumea Llorente, Mr. Fernando Solís Martínez-Campos and Mr. Carlos Sundheim Losada, and has determined the number of directors in the Board of Directors to be 13. The current composition of the Board of Directors currently is included within Note 4. Additionally, for the nine month period ended September 30, 2015 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €5,752 thousand (€8,182 thousand for the nine month period ended September 30, 2014). As of May 18, 2015, the company’s Board of Directors accepted the resignation from all his executive offices of Mr. Manuel Sánchez Ortega, continuing in office as director, with the category of another external director, and first Vice-Chairman of the Board of Directors and has been appointed member of the International Advisory Board. To cover the vacancy created, the Board of Directors has appointed as CEO Mr. Santiago Seage Medela, with the category of executive director. Furthermore, the Board of Directors has also resolved to accept the resignation of Mrs. María Teresa Benjumea Llorente. No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor. Based on the above, the Consolidated Condensed interim financial statements as of September 30, 2015 includes the consideration related to the post-contractual non-competition obligation regarding the resignation of former CEO, Mr. Manuel Sánchez Ortega, for an amount equivalent to the 100% remuneration or all the concepts received in the immediate preceding period, amounting to €4,484 thousand. In relation to the variable annual remuneration (bonus) for 2015 financial year, the company’s Board of Directors, after a favorable report from the Appointments and Remuneration Committee, and due to the expected fulfilling of the objectives for 2015 on which the CEO variable remuneration was based, Mr. Sanchez Ortega, the variable remuneration that was established for current year, which amounted to €3,304 thousand, will only be accrued when the year 2015 annual accounts are formulated and audited As of September 30, 2015 there were €57,704 thousand in non-current personnel compensation obligations (€56,659 thousand as of December 31, 2014).

Page 50 Consolidated condensed interim financial statements | 02 Consolidated condensed interim financial statements ABENGOA Note 27.-Subsequent events to September 2015 closing At the end of September 2015, Abengoa Concessions Investments Limited entered into a margin loan facility agreement for the financing of the promotion, development and construction of concessional project, amounting to USD 130 million, maturing in 24 months following the utilization date. Under the terms of the loan, 14,223,195 ordinary shares of Abengoa Yield have been pledged, in favor of the financial institution. Upon the exercise of certain events that are customary for this type of loan, the financial institution may exercise its right to require the repayment all or part of the Margin Loan, post additional collateral or foreclose on, and dispose of, the pledged shares. On November 8, Abengoa announced it has entered into a framework agreement for the investment in Abengoa with Gonvarri Corporación Financiera, a company in the Gonvarri Steel Industries group, which agreement has the support of Inversión Corporativa, IC, S.A., currently the main shareholder of Abengoa. The Investment Agreement sets out the terms and conditions for the investment by Gonvarri within the framework of the share capital increase approved on October 10, 2015 by the General Shareholders' Meeting of the Company (see Note 4). The Investment Agreement provides that a portion of Gonvarri’s investment, in an amount of €250 million, will be carried out through a share capital increase without pre-emptive subscription rights. The Company’s share capital increase with pre-emptive subscription rights approved at the above mentioned October 10, 2015 General Shareholders' Meeting will be executed after the first share capital increase mentioned above and for an effective amount currently expected to be €400 million, in which the Gonvarri Corporación Financiera is expected to subscribe for its relevant portion of the shares. The Investment Agreement is subject to certain conditions such as the standby underwriting of the share capital increase by the underwriters continuing to be in force and the signing of a substantial package of financial support in favour of the Company by a group of financial institutions. Gonvarri is expected to have a percentage of voting rights after the share capital increases equal to 28% of all of the voting rights of the Company, thereby becoming the main shareholder of Abengoa. The new shareholder will be represented by four directors on the Board of Directors of Abengoa, which will maintain a Board of Directors of 13 members, with the new shareholder’s representatives replacing four of the current representatives of the current controlling shareholder (Inversión Corporativa, IC, S.A.) which, once the transaction is completed, will have one representative in the Board of Directors. Since September 30, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole.

Page 51 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA 03 Consolidated interim management September report as of 30, 2015

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 52

Consolidated Interim management report as of September 30, 2015

1.- Organizational Structure and Activities

Abengoa, S.A. is the parent company of a group of companies, which at the end of the nine months ended September 30, 2015, included the following:

- The holding parent company itself.
- 652 subsidiaries.
- 18 associates and 36 joint businesses.

Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the 'turnkey' contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

Abengoa's business is structured around three activities:

- Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.
- Concession-type infrastructures: groups together the company's extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible.
- Industrial production: covers Abengoa's businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates.

2.- Evolution and business results

2.1. Financial position

a) Application of new accounting standards

- Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group:
  - Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB.

  The applications of these amendments have not had any material impact.

- Standards, interpretations and amendments published by the IASB that will be effective for periods after September 30, 2015:
  - Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU.
  - IAS 1 (Amendment) 'Presentation of Financial Statements'. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU.
  - IFRS 10 (Amendment)' Consolidated Financial Statements' and IAS 28 'Investments in Associates', regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU.
  - IFRS 9 'Financial Instruments'. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU.
  - IFRS 15 'Revenues from contracts with Customers'. IFRS 15 is applicable for periods beginning on or after 1 January 2018 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU.
  - IAS 16 (Amendment) 'Property, Plant and Equipment' and IAS 38 'Intangible Assets', regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

Page 53 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA a) Abengoa Yield › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. Reduction of stake The plan to reduce the stake in Abengoa Yield was initiated at year end 2014 with the approval of the Abengoas’s Board of Directors, has been carried out during 2015, by the following steps: › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › An initial stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield, bringing the holding in Abengoa Yield to 51%. › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. › On July 14, 2015, Abengoa sold 2,000,000 shares in Abengoa Yield at a price of $31.00 per share for a total price of $62 million, bringing the holding in Abengoa Yield to 49.05%. In addition, due to the exchange of the Exchangeable Notes Abengoa Yield 2017 into Abengoa Yield shares until September 30, 2015, Abengoa’s stake in Abengoa Yield was further reduced to 47.63% on September 30, 2015. The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after September 30, 2015. › Finally, as part of the package of strategic measures approved on September 23, 2015 by Abengoa’s Board of Directors, Abengoa has announced its intention to undertake the monetization of some or all Abengoa’s economic rights or the sale of some or all Abengoa’s interest in Abengoa Yield, which is expected to be completed in the short term. This measure will not impact in the existing ROFO Agreement between the Company and Abengoa Yield. b) Changes in consolidation Following the plan to optimize Abengoa Financial Structure undertaken at the end of 2014, on September 23, 2015, Abengoa’s Board of Directors approved a package of strategic measures that will be adapted following the execution of the plan, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance. The main elements to be implemented under this plan include the reinforcement of the current asset disposal program to raise at least approximately €1,200 million by the end of 2016, including the following divestment options: Loss of control The Board of Directors approved at the end of 2014 a plan to loss control on this company mainly through the modification of the Corporate Governance structure of Abengoa Yield aimed to limit Abengoa control in the Shareholders General Meeting and Board of Directors by means of the limitation on its voting rights and reinforcement of the role of independent directors, in addition to the plan to reduce the stake in Abengoa Yield pointed out above. › Abengoa Yield: continuance of the plan launched at the end of 2014 through the reduction of its stake and loss of control, as well as the sale of assets to Abengoa Yield. The new strategic measure aimed to either the monetization of some or all of Abengoa’s economic rights or the sale through a private process of some or all of Abengoa’s interest in Abengoa Yield, while keeping the existing ROFO (“Right Of First Offer”) agreement in place. Taking into account that the loss of control has not been completed at the end of nine month period ended September 30, 2015, Abengoa Yield has not been derecognized from the Consolidated Financial Statements and, given that Abengoa Yield was presented as an operating segment within the Concession-Type Infrastructures activity during part of the year 2014 and due to the significance that the activities carried out by Abengoa Yield had for Abengoa, control of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. › Asset rotation: continuance of the plan initiated at the end of 2014 by means of the creation of a joint venture with external equity partners to divest in assets. The new strategic measure consists of the sale or partial divestment in case of external equity partners, which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. These initiatives and their main effects in relation to the reclassification to the ‘Assets held for sale and discontinued operations’ heading as of September 30, 2015 and December 31, 2014 are described below.

Page 54 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA It should also be noted that in relation to the sale of assets completed during 2015 under the Right of First Offer (ROFO) agreement existing between Abengoa and Abengoa Yield, from the date they became Abengoa Yield subsidiaries, they are considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. APW-1 capital structure consists of 55% invested by EIG and a remaining non-controlling interest of 45% by Abengoa. This company is jointly managed, so once the aforementioned projects are acquired by the JV, Abengoa would no longer have a controlling interest in these assets. In connection with the acquisition of asset by JV APW-1, on April 2015, the first of the committed contribution by the agreement has been achieved, which specifically corresponds to CSP Atacama 1 and PV Atacama 1 (solar plant project companies located in the Atacama Desert, Chile, which combine tower technology based on molten salts (110 MW) and photovoltaic (100 MW)). The aforementioned projects, which until then were consolidated in the Consolidated Financial Statements, started to be recorded under the equity method after Abengoa no longer had a controlling interest in such projects, and Abengoa and EIG started to control them jointly. The first acquisition of assets has been completed for a net cash inflow for Abengoa of €194.9 million. In accordance with the aforementioned standard, the results of Abengoa Yield for the nine month period ended September 30, 2015 are considered as results from discontinued operations and, consequently are included under a single heading (‘Profit (loss) from discontinued operations, net of tax’) in Abengoa’s Consolidated Financial Statements for the nine month period ended September 30, 2015. Likewise, the Consolidated Income Statement for the nine month period ended September 30, 2014, which is included for comparison purposes in Abengoa’s Consolidated Financial Statements for the nine month period ended September 30, 2015, also include the results generated by Abengoa Yield recorded under a single heading, for the operations which are now considered discontinued. The loss of control of the above companies and consequently their recognition under the equity method, was accounted for through the derecognition of all its assets and liabilities from the Consolidated Financial Statements, as well as the recognition of the fair value of both the consideration received and the investment retained, according to IFRS 10 ‘Consolidated Financial Statements; with no significant differences arising from this loss of control in the Consolidated income statement. b) Asset rotation Initial plan of asset rotation Furthermore, in relation to the contribution of the power transmission assets in Brazil, at the end of June 2015, the sale of shares representing a 44.54% stake in the holding company of the aforementioned assets has been closed. Consequently, Abengoa has recorded a receivable credit amounting to €240.2 million (related to the EIG percentage of invest), which will bring Abengoa a cash inflow in the short term coinciding approximately with the long-term project finance closing of each project included in the agreement. Based on this agreement, any additional equity financing needs would be funded by Abengoa initially, until APW-1’s stake in the holding company reach 32.9%. As a result of this transaction, Abengoa retains control over the holding company of the projects (74.54% stake), which are being consolidated in the Consolidated Financial Statements. Therefore, Abengoa has recorded a Non-controlling interest amounting to €240.2 million in Equity. At the end of 2014 Abengoa´s Board of Directors approved, within the plan to optimize its financial structure, a plan to rotate assets through the creation of a joint venture with external equity partners that would invest in a portfolio of contracted assets under construction and development. Related to this plan, on December 11, 2014, the company reached a non-binding agreement with the infrastructure fund EIG Global Energy Partners (‘EIG’) to jointly invest in a new company to which Abengoa would contribute its shareholdings in a series of holding companies of concession projects. Based on this agreement, the new company would be jointly managed, although EIG would hold a majority stake in the new company. Once the agreement was completed and the projects transferred to the Newco, Abengoa would no longer have a controlling interest in the assets. Given that as of December 31, 2014, the companies associated with previous projects were available for immediate sale and the sale was highly probable, the Company classified the associated assets and liabilities as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Those assets relates to renewable and conventional power generation (Atacama I project in Chile, Abent T3 & ACC4T projects in Mexico) and power transmission assets in Brazil. Lastly, and in relation to Abent T3 & ACC4T projects companies’ contribution to JV APW-1, while we had agreed to a transaction price with EIG of approximately €308.6 million, as of July 31, 2015, the exclusivity period with EIG expired, which permits us to enter into discussions for the sale of this asset with third parties. Accordingly, we have included the Abent T3 & ACC4T projects among the assets that we intend to dispose of described below, and we are actively exploring the sale of this asset to other potential buyers. Following the agreement reached with EIG, on April 7, 2015 Abengoa Projects Warehouse I, LLP (APW-1) was incorporated, reaching therefore the final agreement to establish a Joint Venture (JV) to finance the construction of the aforementioned projects.

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 55

New plan of asset rotation

The new plan of asset rotation is a continuation of the plan started at the end of 2014, which has been reinforced by Abengoa, as approved by Abengoa's Board of Directors on September 23, 2015. Further implementation of the plan will be carried out through the sale or partial divestment, in case of external equity partners, of certain assets. This plan includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets. Those assets include the projects included in the initial plan and whose divestment has not been completed on September 23, 2015, and additional projects included in the new plan.

The table below provides a breakdown of identified assets included in the plan, being the companies associated with previous projects available for immediate sale and the sale is highly probable. Therefore, until the closing of the sale transaction, the assets are reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

Asset	Details	Capacity
Cogeneration	2 cogeneration plants in Brazil	140 MW
Solar Power Plant One (SPP1)	Combine cycle in Algeria	150 MW
Manaus Hospital / Concecutex	Concessions in Brazil and Mexico	300 beds / 10,000 people
Khi Solar One	Solar plant in South Africa	50 MW
Tenés / Ghana	Desalination plants	260,000m3/day
Abent T3 & ACC4T	Cogeneration plant in Mexico	840 MW
Shams (*)	Solar plant in Abu Dhabi	100 MW
Atacama 2	Solar platform in Chile	280 MW
San Antonio Water	Water treatment and delivery plant in United States	175.000 m3/day
Ashalim	Solar plant in Algeria	110 MW
Norte III	Combine cycle in Mexico	924 MW
Nicefield S.A	Wind farm in Uruguay	70 MW
ATN 3, S.A.	Transmission lines in Peru	355 km
Photovoltaic (PV) plants	Solar plants in Spain	11.7 MW

(*) Project included in ROFO 2 with Abengoa Yield

c) Main figures

› Revenues of €4,873 million, amount lower to the same period of 2014.

› EBITDA of €891 million, a decrease of 2% compared to the same period the previous year.

Item	Balance as of 09.30.15	Balance as of 09.30.14	Var (%)
Income Statement			
Revenue	4,873	5,065	-3.8%
EBITDA	891	907	0.0%
EBITDA Margin	18.3%	17.9%	2.1%
Net Income	(193)	100	-293.0%
Balance Sheet (*)			
Total Assets	27,357	25,247	8.4%
Equity	2,617	2,646	-1.1%
Corporate Net Debt	(3,230)	(2,375)	36.0%
Share Information			
Last price (€ per B share)	0.83	4.18	-80.2%
Capitalization (A+B share) (€ million)	2,610	3,159	-17.4%
Daily trading volume (€ million)	12.1	6.0	102.0%

(*) 2014 figures as of 31.12.2014

Operating Figures

› The international activity represents 86% of the consolidated revenues.

› The Engineering backlog as of September 30, 2015 was €8,786 million.

Key operational	September 2015	September 2014
Transmission lines (km)	5,275	5,143
Water Desalination (Cap. ML/day)	775	660
Cogeneration (GWh)	793	743
Solar Power Assets (MW)	1,603	1,223
Biofuels Production (ML/year)	3,270	3,175

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 56

d) Consolidated income statement

Item	Q3 2015	Q3 2014	Var (%)
Revenues	4,873	5,065	-3.8%
Operating income and expenses	(3,981)	(4,158)	-4.3%
Depreciation and amortization	(363)	(304)	19.4%
I. Net Operating Profit	529	603	-12.3%
II. Finance Cost, net	(658)	(582)	13.1%
III. Share of (loss)/(profit) of associates	8	5	60.0%
IV. Profit Before Income Tax	(121)	25	-584.0%
V. Income tax expense	118	76	55.3%
VI. Profit for the year from continuing operations	(3)	101	-103.0%
Profit (loss) from discontinued operations, net of tax	(385)	(9)	4177.8%
Profit for the year	(388)	92	-521.7%
VII. Non-controlling interests and non-controlling interests discontinued operations	195	8	2337.5%
Net income attributable to the parent company	(193)	100	-293.0%

Revenues

Revenue decreased by 3.8% to €4,873 million for the nine-month period ended September 30, 2015, a decrease of €192 from €5,065 million in the first nine months of 2014.

The decrease in consolidated revenues was mainly due to the decreased revenue contribution from our Engineering and Construction activity (a decrease of €204 million) due to the lower revenues related to the construction of projects in the United States (Mojave and PGE), wind farm in Uruguay (Cadonal), thermo-solar plant in Israel (Ashalim) and combined cycle plants in Poland (Stalowa Wola) and Mexico (A3T and A4T). The decrease was partially offset by higher revenues related to the construction of solar plants in South Africa and Chile (Atacama Solar Platform) and transmission lines in Brazil.

Our Concession-Type Infrastructure activity decreased (€25 million) mainly due to a decrease in revenues from the plants sold to Abengoa Yield during 2015 and the last quarter of 2014 under the ROFO agreement. The decrease was partially offset by new assets that were brought into operation during the last quarter of 2014 and the first quarter of 2015 (water desalination plants in Algeria and Ghana, the power transmission line Norte Brazil and the Manaus hospital urgencies unit in Brazil), as well as due to the strong performance of plants that were already in operation.

Revenue from our Industrial Production activity increased by €36 million during the nine-month period ended September 30, 2015 compared to the same period of the previous year. This increase was mainly due to the increase in volumes sold of ethanol sold in the U.S., as well as higher prices of biofuels sold in Europe (including Spain). The increase was partially offset, mainly by lower prices of ethanol in the U.S.

EBITDA

EBITDA as of September 30, 2015 reached €891 million, a decrease of 1.8% compared to the same period of the previous year. The decrease was mainly due to the decrease in crush spreads in United States and Brazil from our Bioenergy segment, and the decrease in the solar and water segments related to the sale of plants to Abengoa Yield in 2015 and the fourth quarter of 2014 under the ROFO agreement, that offset the increase of Engineering and Construction margins, a higher contribution of technology and where Abengoa manufactures many of the components needed for the construction of the asset (i.e. transmission power lines, solar plants, etc.) and an increase in Concession-type infrastructure activity in transmission lines, water and co-generation and other.

Net Financial Expense

Finance income increased by 1.5% to €39 million during the first nine months of 2015, from €38 million for the same period in 2014. The increase is primarily due to higher finance income from higher loans and debt balances in Brazil and Chile partially offset by lower gains on interest-rate derivatives, mainly due to the change in the time value of our interest rate derivatives.

Finance expenses increased by 12.4% to €578 million for first nine months of 2015, from €515 million for the same period of 2014. The increase was mainly due to increased interest expense from loans and borrowings as a result of the completion of various projects under construction (interest expense is capitalized when a project is under construction), an increase in notes and bonds finance expenses mainly due to our new bonds issued in second half of 2014 and the first half of 2015, as well as to the 2017 convertible bond early repayment by an amount of € 17 million, partially offset by a decrease of expenses recognized related to change in time value of interest rate derivatives and a decrease in cash flow hedges due to the reclassification as discontinued operations of results from plants sold to Abengoa Yield under the ROFO agreement.

Net exchange differences increased to €37 million in the nine-month period ended September 30, 2015 from €7 million in the same period of the previous year. Net exchange difference remained at low levels, representing 0.75% of revenues in the nine-month period ended September 30, 2015 and 0.13% of revenues in the nine-month period ended September 30, 2014. Gains and losses from foreign transactions were mainly due to loans and credits denominated in U.S. dollars between subsidiaries and associates with different functional currencies (Brazilian real and euro). In general, we use exchange rate derivatives to hedge our foreign exchange operations. As a result, and due to the application of hedge accounting, most of exchange rate differences resulting from foreign operations are offset by the effect of our cash-flow hedge derivatives.

In the first nine months of 2015, total other finance income increased by 25.1% to €26 million, from €21 million in the same period of the previous year. This increase is mainly due to a gain of €17.9 million recorded in connection with the partial exercise by the holders of the right to convert the exchangeable notes due 2017 into Abengoa Yield shares.

Page 57 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA Total other finance expenses increased by 36.3% to €181 million mainly due to the 2019 convertible bond early conversion that resulted in a loss of approximately €15.1 million, as well as due to the increase in other finance expenses, due to banking fees and commissions related to guarantees, letters of credit, banking transfers and other banking services, as well as due to other minor banking expenses. Additionally, other finance expenses increased due to losses related to changes in the fair value of commodity derivatives that started to be treated as non-hedging derivatives after the hedged transaction was no longer considered highly probable. months of 2015, comprared to the same period of 2014 mainly due to assets sold to Abengoa Yield during 2014 and 2015. Profit attributable to non-controlling interests Profit attributable to non-controlling interests decreased to a loss of €3 million for the nine-month period ended September 30, 2015, from €13 million profit for the nine-month period ended September 30, 2014. The decrease in results attributed to non-controlling interests is mainly due to higher results from our water desalination plants in Ghana and Algeria, Procesos Ecológicos Vilches, S.A. and our construction activities in South Africa. Consequently, net finance expense increased by 13.1% to €658 million for the nine-month period ended September 30, 2015, from €582 million for the same period of 2014. The increase in net finance expense was attributable to the aforementioned changes in finance income, finance expenses, net exchange differences and Other net finance income/expenses. Losses from discontinued operations attributable to non-controlling interest increased to €193 million in the first nine months of 2015 from a gain of € 4 million in the same period of 2014. The increase in losses from discontinued operations attributable to non-controlling interest were due mainly due to the portion attributable to minority interest of the impairment recorded in the net assets of Abengoa Yield explained in “Profit (loss) from discontinued operations, net of tax”, partially offset by assets sold to Abengoa Yield during 2015 and the last quarter of 2015 under the ROFO agreement. Corporate Income Tax We had an income tax benefit of €118 million for the first nine months of 2015, compared to an income tax benefit of €76 million in the same period of 2014. For the first nine months of 2015, Income tax benefit was primarily attributable to the decrease in taxable revenues as well as to differences in foreign tax rates related to companies based in jurisdictions with statutory tax rates different from the Spanish statutory tax rate. Profit attributable to the parent company Profit attributable to the parent company decreased to €-193 million for the first nine months of 2015, compared to €100 million for the same period of 2014. This increase was attributable to the results explained above. The subsidiaries within the consolidated group that generate profits usually generate income tax expenses and pay taxes, whereas companies with negative taxable income recognize income tax benefit but they do not obtain a tax refund; instead, they generate tax loss carryforwards that can be offset in future periods. Different types of tax credits generate an income in the income tax expense calculation but they do not reduce the amount of income tax paid in the current period. Rather, they reduce the amount payable in the future. Profit for the year from continuing operations Due to the aforementioned changes, results from continuing operations of Abengoa decreased by 103% from €101 million in the first nine months of 2014 to a loss of €-3 million in the same period of 2015. Profit/(Loss) from discontinued operations, net of tax Profit from discontinued operation decreased to a loss of €385 million in the first nine months of 2015 from a loss of €9 million in the first nine months of 2014. The decrease was mainly due to the impairment recorded on the net assets of Abengoa Yield that, according to IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, were valued at fair (based on the quoted price in the NASDAQ Global Select Market as of September 30, 2015) less costs to sale which was lower than the book value of the assets. The decrease was partially offset by the increase in income from discontinued operations during the first nine

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 58

e) Results by activities

Abengoa Business result related to different business activities has been as follows:

	Revenues			Ebitda			Margin	
Item	Q3 2015	Q3 2014	Var (%)	Q3 2015	Q3 2014	Var (%)	Q3 2015	Q3 2014
Engineering and construction								
E&C	2,913	3,117	-6.5%	609	504	21.0%	20.9%	16.2%
Total	2,913	3,117	-6.5%	609	504	20.8%	20.9%	16.2%
Concession-type infrastructure								
Solar	154	266	-42.1%	107	182	-41.1%	69.7%	68.5%
Water	39	31	24.2%	32	20	59.6%	83.6%	65.1%
Transmission lines	121	51	137.9%	94	33	184.5%	77.3%	64.6%
Cogeneration and others	31	22	38.6%	17	4	343.1%	53.2%	16.6%
Total	345	370	-6.8%	250	239	4.5%	72.4%	64.6%
Industrial production								
Bioenergy	1,614	1,578	2.3%	32	164	-80.6%	2.0%	10.4%
Total	1,614	1,578	2.3%	32	164	-80.6%	2.0%	10.4%
Total	4,872	5,065	-3.8%	891	907	-1.7%	18.3%	17.9%

Prior period segment financial information has been restated to conform to the new structure, according to IFRS 8 “Operating Segments”.

Engineering & Construction

Revenue decreased to €2,913 million for the first nine months of 2015. The decrease in revenues is mainly due to the construction of projects in the U.S. (Mojave and PGE), wind farm in Uruguay (Cadonal), thermo-solar plant in Israel (Ashalim) and combined cycle plants in Poland (Stalowa Wola) and Mexico (A3T and A4T). The decrease was partially offset by higher revenues related to the construction of solar plants in South Africa, and Chile (Atacama Solar Platform) and transmission lines in Brazil.

Consolidated EBITDA increased by 21.0% to €609 million for the nine months period ended September 30, 2015, from €504 million for the nine months period ended September 30, 2014. Consolidated EBITDA margin increased to 20.9% for the first nine months of 2015, compared to 16.2% in the same period of 2014. The increase in margins in the first nine months of 2015 is related to projects with a higher contribution of technology and where Abengoa manufactures many of the components needed for the construction of the assets (i.e. transmission power lines, solar plants, etc.).

Concession-type Infrastructures

Revenue decreased by 6.8% to €345 million for the nine months ended September 30, 2015, from €370 million for the nine months ended September 30, 2014. Our concession business has decreased mainly due to a decrease in revenues from the plants sold to Abengoa Yield during 2015 and the last quarter of 2014 under the ROFO agreement. The decrease was partially offset by new assets that were brought into operation during the last quarter of 2014 and the first quarter of 2015 (water desalination plants in Algeria and Ghana, the power transmission line Norte Brazil and the Manaus hospital urgencies unit in Brazil), as well as due to the strong performance of plants that were already in operation.

EBITDA increased by 4.6% to €250 million for the nine-month period ended September 30, 2015, from €239 million for the nine-month period ended September 30, 2014. Consolidated EBITDA margin in theses activities increased to 72.5% for the first nine months of 2015, compared to 64.6% in the same period of 2014. EBITDA increased by the higher contribution of the Co-generation and other, Water and Transmission lines, and the entry into operation of the Norte Brazil transmission line, the water desalination plants in Ghana and Algeria and the urgencies unit of the Manaus Hospital concession, as well as due to the strong performance of plants that were already in operations, partially offset by the decrease in sales due to the aforementioned asset sales to Abengoa Yield.

Industrial Production

Revenue increased by 2.3% to €1,614 million for the nine months ended September 30, 2015, from €1,578 million for the nine months ended September 30, 2014. This increase was mainly due to the increase in volumes sold of ethanol sold in the U.S., as well as higher prices of biofuels sold in Europe (including Spain). The increase was partially offset, mainly by lower prices of ethanol in the U.S..

EBITDA decreased by 80.5% to €32 million for the nine-month period ended September 30, 2015, from €164 million for the nine-month period ended September 30, 2014. Consolidated EBITDA margin decreased to 2.0% for the first nine months of 2015, compared to 10.4% in the same period of 2014, mainly driven by lower margins in the USA and Brazil. The decrease in margins was due to lower crush spreads in the U.S., mainly due to the decrease in ethanol prices, partially offset by a decrease in grain prices during the nine-month period ended September 30, 2015 compared to the same period in 2014. The decrease in margins in Brazil was mainly due to lower yields from raw materials used in ethanol production during the during the nine-month period ended September 30, 2015 compared to the same period in 2014. The decrease in margins in the U.S. and Brazil were partially offset by an increase in the crush spread in Europe (including Spain) due to a decrease in grain prices and an increase in biofuels prices in the nine-month period ended September 30, 2015 compared to the same period of 2014.

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 59

f) Consolidated statement of financial position

Consolidated Balance Sheet

A summary of Abengoa's consolidated balance sheet for September 30, 2015 and December 31, 2014 is given below, with main variations:

Item	09.30.15	12.31.14	Var (%)
Intangible assets & Tangible fixed assets	2,841	2,856	-0.5%
Fixed assets in projects	3,430	6,188	-44.6%
Investments accounted for using the equity method	341	311	9.6%
Financial investments	840	686	22.4%
Deferred tax assets	1,616	1,504	7.5%
Non-current assets	9,068	11,545	-21.5%
Inventories	415	295	40.8%
Clients and other receivables	2,357	2,157	9.3%
Financial investments	1,280	1,049	22.1%
Cash and cash equivalents	1,220	1,811	-32.6%
Assets held for sale	13,016	8,390	55.1%
Current assets	18,288	13,701	33.5%
Total Assets	27,357	25,247	8.4%

- Decline in non-current assets of 21% to €9,068 million compared to previous year, primarily attributable to the reclassification to the 'Assets held for sale' heading of a number of discontinued assets (the sale of certain assets to Abengoa Yield during the nine month periods ended September 30, 2015, and the new plan of asset rotation, as approved by Abengoa's Board of Directors on September 23, 2015, which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets) and by the depreciation of the Brazilian real against the Euro. This decrease was partially offset by the increase of Intangible assets (R+D), by the increase of Investments accounted for using the equity method due to the contribution of renewable power generation assets (solar plant project in the Atacama Desert, Chile) to APW-1 (joint venture managed by Abengoa and EIG) and the appreciation of the US Dollar against the Euro.

- Current Assets increased by 34% to €18,289 million compared to the same period the previous year, primarily due to the increase in Assets Held for Sale resulting from the reclassification of the discontinued assets mentioned above (previously classified as long term), and the increase in fixed assets under construction included in the new plan of asset rotation, such as projects related to the Cogeneration activity in Mexico and the Solar activity in Chile that were classified as Assets Held for Sale at the end of 2014 and as of September 30, 2015.

Item	09.30.15	12.31.14	Var (%)
Capital and reserves	1,009	1,445	-30.2%
Non-controlling Interest	1,608	1,201	33.9%
Total Equity	2,616	2,646	-1.1%
Long-term non-recourse financing	2,380	4,159	-42.8%
Corporate financing	4,392	3,749	17.2%
Grants and other liabilities	227	213	6.8%
Provisions and Contingencies	56	75	-25.4%
Derivative financial instruments	83	225	-63.2%
Deferred tax liabilities and Personnel liabilities	373	338	10.2%
Total non-current liabilities	7,511	8,759	-14.2%
Short-term non-recourse financing	696	799	-12.9%
Corporate financing	1,436	1,577	-8.9%
Trade payables and other current liabilities	5,469	5,555	-1.6%
Current tax liabilities	281	337	-16.7%
Derivative financial instruments	94	80	17.9%
Provisions for other liabilities and expenses	13	13	1.9%
Liabilities held for sale	9,240	5,481	68.6%
Total current liabilities	17,229	13,841	24.5%
Total liabilities	27,357	25,247	8.4%

- Decrease in equity of 1% primarily caused by the result of the year and the increase in accumulated currency translation differences due to the depreciation of the Brazilian real against the Euro. This decrease was partially offset by an increase in minority shareholders from the Abengoa Yield secondary public offering, the share capital increase by Abengoa Yield to fund the third package of concessional assets acquisition and to the sale of 46.29% stake on the holding company of power transmission assets in Brazil included in the agreement reached whith EIG.

- Decline of 14% in non-current liabilities compared to previous year, mainly due to the reclassification of a number of projects to the 'Liabilities held for sale' heading due to the sale of certain assets to

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 60

Abengoa Yield during the nine month periods ended September 30, 2015, and the new plan of asset rotation, as approved by Abengoa's Board of Directors on September 23, 2015, which includes the sale of a diverse list of assets including combined-cycle plants, cogeneration, solar plants and other concessional assets.

- Net increase of current liabilities of 24% compared to previous year, primarily due to the increase in Liabilities Held for Sale resulting from the reclassification of the aforementioned discontinued assets (previously classified as non-current), partially offset by an decrease of trade payables and the short-term corporate financing (conversion option exercised related to the 2017 convertible notes by an amount of €244 million, as well as the cancellation of the 2015 ordinary bonds (€300 million) and the decrease of the outstanding balance of the Euro-Commercial Paper Programme (ECP) amounting to €234 million, partially offset by the revolving credit agreement, of which €125 million are drawn down, and by the transfer from non-current liabilities of €500 million from the 2016 ordinary bonds).

Net Debt Composition

Item	Balance as of 09.30.15	Balance as of 12.31.14	Balance as of 09.30.14
Total Corporate Net Debt	3,230	2,353	2,375
LTM Corporate EBITDA (*)	986	964	1,027
Corporate Net Debt / Corporate EBITDA	3.3	2.4	2.3

(*) Figures as of September, 30 2015 and 2014 are calculated for the last twelve months.

g) Consolidated cash flow statements

A summary of the Consolidated Cash Flow Statements of Abengoa for the periods ended September 30, 2015 and 2014 with the main variations per item are given below:

Item	09.30.15	09.30.14	Var (%)
Profit for the year from continuing operations	(3)	101	-103%
Non-monetary adjustments	605	678	-11%
Variations in working capital and discontinued operations	(660)	(783)	-16%
Income tax paid & Interest received/paid	(667)	(536)	24%
Discontinued operations	160	60	167%
A. Net Cash Flows from operating activities	(564)	(479)	18%
Intangible assets and property, plant & equipment	(2,160)	(1,302)	66%
Disposals related to the sale of assets to Abengoa Yield (ROFO 2 & 4)	368	-	n/a
Other investments/disposals	139	(397)	-135%
Discontinued operations	90	57	58%
B. Net Cash Flows from investing activities	(1,564)	(1,643)	-5%
Underwritten Public Offering of subsidiaries	332	611	-46%
Share capital increase with non-controlling interest by Abengoa Yield to fund the sale of assets (ROFO 3)	302	-	n/a
Other disposals and repayments	1,487	1,527	-3%
Discontinued operations	(243)	1	-24400%
C. Net Cash Flows from financing activities	1,878	2,139	-12%
Net increase/(decrease) of cash and equivalent	(251)	17	-1576%
Cash at beginning of year	1,811	2,952	-39%
Translation differences cash or equivalent	(69)	68	-201%
Assets held for sale and discontinued operations	(271)	(66)	314%
Cash and cash equivalent at end of period	1,220	2,971	-59%

- For the nine month period ended September 30, 2015, we used €564 million of net cash flows from operating activities compared to €479 during the same period last year, mostly due to a lower profit for the year with non-monetary adjustments; (€602 million in the first nine months of 2015 compared to €779 million in the first nine months of 2014) as well as higher net cash consumption due to interest payments (consumption of €655 million in the third quarter of 2015 compared with a consumption of €538 million in the third quarter of 2014). The lower profit for the year in the first nine months of 2015 was mainly due to the lower activity of the Engineering, Construction and the Solar segment because of the sale of certain solar assets to Abengoa Yield in compliance with the Right of First Offer agreement signed between Abengoa Yield and Abengoa. Higher interest paid is mainly due to the issuance of debt in last quarter 2014 and first and second quarter 2015. Additionally, there has been a working capital consumption of €660 million, mainly as a result of the current economic situation that the company is

Page 61 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA undergoing in recent months after August, 3. From that date, there has been a slowdown in the pace of approval by some financial institutions of the renewals in working capital which meant the delay in renewing confirming contracts without recourse to Abengoa, producing significant cash outflows, which led Abengoa to pay suppliers before the usual 180 days. In this situation, last September 24, 2015, Abengoa announced the approval, by the Board of Directors, of a strategic action plan that will be adapted during its execution, with the aim, among others, to improve the position of Abengoa liquidity. package of assets (ROFO 3) during the month of May 2015 (€302 million), and the placement among qualified investors of all class B shares treasury of Abengoa, SA. 3.-Information on the foreseeable evolution of the Group To estimate the outlook for the Group, it is important to take into account the current temporary situation of the Company during the months following the communication to the market on last August 3, of the approval by its board of directos of a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and the adjustment of its current business model to lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing corporate leverage. › In terms of net cash flows from investment activities, there is a net cash outflow of €1,564 million in the nine month period ended September 30, compared with net cash outflow of €1,643 million produced in the same period of 2014. The main investments were mainly because of the implementation of thermo and photovoltaic solar projects in Chile, transmission lines in Brazil and power generation in Mexico, partially offset by the cash flow received from EIG as a result of the first asset purchase package (€195 million) and due to the sale of various assets to Abengoa Yield, which formed part of the Right of First Offer agreement (ROFO 2 and 4) signed between Abengoa Yield and Abengoa (€368 million). In relation to such divestments, selling assets to Abengoa Yield, constitute a divestment flow for Abengoa as a result of Abengoa Yield classification as a discontinued operation. From the date of such communication, market uncertainty caused a decline in the market value of Abengoa’s quoted equity and debt instruments, which limited access to capital markets. At the same time, there was a slowdown of the pace of approval by financial entities of non-recourse factoring and confirming without recourse renewal used by the group for the management of its working capital. All of this contributed to a decrease in Abengoa’s liquidity position. › For the nine month period ended September 30, 2015, net cash flow from financing activities was €1,878 million compared to €2,139 million in the first nine months of 2014. The net cash generated from financing activities during the first nine months of 2015 related to the proceeds from loans and borrowings of €3,790 million, from the public sale offer of Abengoa Yield has been offset by the repayment of loans and debt amounting to €2,250 million, dividends paid to shareholders amounting to €90 million and because the effect of discontinued operations amounting to €244 million. The proceeds from loans and borrowing from new corporate funding (provision of the syndicated loan tranche A 2014, issue of bonds exchangeable into shares of Abengoa Yield 2017, issue of ordinary bonds maturing in 2020, the loan granted by the European Investment Bank (EIB), loans with various institutions with the support of agencies Export Credit, revolving credit agreement) and project financing (increase in funding bridge construction projects and non-recourse financing, including refinancing is obtained in capital markets by Solaben 1 and 6). Repayments made mainly refers to the bonds €300 million maturing in 2015,to the convertible bond maturing in 2017 whose 'put' was exercised in 2015, to the reduction in the balance in the "Euro Commercial Paper (ECP) " program, as well as to the repayments to non-recourse financing and bridge loans. Regarding the public sale offer of Abengoa Yield, on January 22, 2015, the divestment of a 13% stake in Abengoa Yield was closed by the secondary public offering, generating a cash flow of €291 million before fees and expenses related to the public offer sale (€278 million after fees and expenses) and dated July 14, 2015, Abengoa has sold 2,000,000 shares of Abengoa Yield at a price of $31 per share, generating a cash inflow of €56 million before fees and expenses related to the public offering sales (€54 million after fees and expenses). On the other hand, the cash generated by financing activities comes primarily from the contribution of the minority shareholders of Abengoa Yield in the capital increase to finance a third In view of this situation, on September 24, 2015, Abengoa announced that the Abengoa’s Board of Directors has approved a plan of strategic measures, which will be adapted during its execution, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. Accordingly, the Extraordinary General Shareholders’ meeting held on October 10, 2015, approved a package of measures, among which include a capital increase of €650 million aimed to improving the liquidity position of Abengoa and reducing corporate leverage. Abengoa’s Directors believe that the execution of this plan paired with the Group capacity to generate resources from our operations based on the Group’s strategic plan, will lead to a restoration of market confidence, to the completion of our investment program for the next three years, the undertaking of our short-term debt commitments, as well as to the stabilization of Abengoa’s liquidity position. Taking into account the current situation and the improved flexibility of our organizational structure, the specialization and diversification of activities, and the company’s competitiveness in the international market, as well as the exposure of part of its activities to the sale of commodities and non-Euro currencies, we are confident that the Group is in a position that will allow us to stabilize and continue making positive progress in the future.

Page 62 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA 4.-Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. million in Class B shares to be issued in the capital increase, subject to certain conditions being met, including, among others, obtainment of regulatory and shareholder approvals, completion of ongoing financial and other due diligence, entry into a definitive underwriting agreement and satisfaction of the shareholders’ subscription commitments. Inversión Corporativa, S.A. (Abengoa’s main shareholder) has irrevocably committed to invest a minimum of €120 million of additional funding in new Class A and Class B shares to be issued under the rights issue, while Waddell & Reed Investment Management has committed, on behalf of certain of its affiliated funds, to subscribe for €65 million of new Class B shares in the rights issue. The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company, and diversifying the sources of finance in an attempt to prevent concentrations. The Extraordinary General Shareholders’ meeting held on October 10, 2015, has approved all and each of the proposals. The main elements to be implemented under this plan include the following: Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through Internal Audit procedures. 1. Debt reduction will be a key objective of Abengoa, focus on short-term maturities aimed to re-balance the maturity profile of its liabilities. 2. The reinforcement of the current asset disposal program to raise at least approximately €1,200 million by the end of 2016. To manage our working capital, Abengoa has “confirming without recourse” agreements with various financial institutions to outsource the payment of our trade payables to our suppliers and vendors. At September 30, 2015, there were €2,203 million of amounts payable through “confirming without recourse” agreements (with €1,233 million of deposits and cash and cash equivalents linked to the payment of such “confirming without recourse” agreements). Moreover, Abengoa has non-recourse factoring, of which only €157 million has been factored; and a transfer agreement of the non-recourse collection rights related to the construction of a combined cycle plant in Mexico by €387 million. 3. Adoption of investments in fixed assets (capex) limitations and creation of an Investment Committee. › New equity capex commitments (on top of the current committed equity capex) will be limited to a maximum of €50 million per annum until Abengoa achieves a credit rating of “BB-” from Standard & Poors or “Ba3” from Moody’s or the leverage ratio of gross corporate debt, including non-recourse debt in process, to corporate EBITDA (Abengoa EBITDA less project companies EBITDA) falls below 3.5x. Capex is defined as the investment in capital or equivalent instruments in projects that involve the outflow of funds from the Company. As of September 30, 2015, this ratio is 7.9. In addition, Abengoa has short term financing lines including commercial paper. At September 30, 2015, €444 million of indebtedness was outstanding under short-term financing lines, including €136 million of commercial paper and €92 million of commercial paper in Abengoa Mexico. › An Investment Committee will be created, formed by a majority of independent directors, in charge of, among other matters, approving all new investments in fixed assets, controlling and monitoring compliance with these new investment guidelines and limitations in order to maintain target leverage ratios, and overseeing Abengoa’s leverage and dividend policy. The Investment Committee currently has the following composition: In addition to the foregoing, on August 3, 2015, Abengoa announced that the Abengoa’s Board of Directors has approved a capital increase of €650 million with preferential subscription rights for shareholders, an additional package of asset disposals and a business model with lower investment requirements (capex), aimed at improving the liquidity position of Abengoa and reducing corporate leverage. On September 24, 2015, Abengoa announces a package of strategic measures, which will be adapted according to the execution of the plan, aimed at reducing corporate leverage, improving the liquidity position of Abengoa and strengthening its corporate governance, as well as the underwriting by financial entities of the capital increase. - Antonio Fornieles Melero Chairman, independent - José Domínguez Abascal Member, proprietary - Mercedes Gracia Diez Member, independent - Juan Carlos Jiménez Lora Secretary Non-member A group of banks and two of the main shareholders have committed to underwrite and/or subscribe in the equity raise for an aggregate amount of €650 million. HSBC, Santander Bank and Credit Agricole CIB have entered into an agreement with the Abengoa pursuant to which they have undertaken to underwrite €465 4. Amendment of the Company’s dividend policy. 5. Reinforcement of corporate governance:

ABENGOA Consolidated condensed interim financial statements | 03 Consolidated interim management report Page 63

› Inversión Corporativa, S.A. has committed to limit its direct and indirect aggregate voting rights to 40% following completion of the rights issue, regardless of the voting rights it would otherwise be entitled to based on its shareholding.

› The Board of Directors will reflect this new voting rights structure by way of reducing the number of directors to 13 and the number of directors appointed by Inversión Corporativa, S.A to 5, while there will continue to be 6 independent directors. The Board of Directors currently has the following composition:

José Domínguez Abascal	- Chairman, Proprietary
Santiago Seage Medela	- First Vice-Chairman and Chief Executive Officer (CEO). Executive
Antonio Fornieles Melero	- Second Vice-Chairman and Lead Independent Director Executive.
José Joaquín Abaurre Llorente	- Proprietary member
José Luis Aya Abaurre	- Proprietary member
Javier Benjumea Llorente	- Executive member
José Borrell Fontelles	- Independent member
Mercedes Gracia Díez	- Independent member
Ricardo Hausmann	- Independent member
Ricardo Martínez Rico	- Independent member
Claudio Santiago Ponsa	- Proprietary member
Ignacio Solís Guardiola	- Proprietary member
Alicia Velarde Valiente	- Independent member
Daniel Alaminos Echarri	- Secretary Non-director

› As indicated above, an Investment Committee will be created formed by a majority of independent directors.

6. Several capital transactions have been approved.

5.- Information on research and development activities

Abengoa has continued to increase its efforts in R&D+i (research, development and innovation) during the nine month period ended September 30, 2015 (despite the ongoing global technology crisis), in the belief that these efforts require continuity which should not be compromised by crysis or economic cycles to achieve results. The investment in R+D+I for the nine months period ended September 30, 2015, was €100.8 million.

Furthermore, the Group has strengthened its presence and in some cases its leadership, in various institutions and public and private forums which encourage cooperation between large technology companies, in which the short and long term future of the R&D+i activity is decided.

6.- Stock Exchange Evolution

According to data provided by Bolsas y Mercados Españoles (BME), in the first nine months of 2015 a total of 111,477,549 Class A shares and 3,794,489,278 Class B shares in the company were traded, equivalent to an average daily trading volume of 633,395 Class A shares and 19,866,436 Class B shares, The average daily traded cash volume was €1.64 million for Class A shares and €40.5 million for Class B shares.

	A-Shares		B-Shares	
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	111,478	633	3,794,721	19,866
Volume (M€)	312.5	1.64	7,730	40.5
Quotes		Data		Data
Last	1.31	30-sep	0.83	30-sep
Maximum	3.75	30-mar	3.51	30-mar
Average	2.79		2.47	
Minimum	1.24	22-sep	0.70	21-ago

The last price of Abengoa's shares in the first nine months of 2015 was 1.31 euros for Class A shares, some 62% lower than at the end of 2014; and 0.83 euros per Class B share, 55% lower than the close of 2014.

Page 64 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA 7.-Information on the purchase of Treasury Shares On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. With effects as of April 21, 2015 the agreement related to B class shares has been terminated. Since its IPO in the Spanish stock exchange in November 29, 1996, the value of the company has risen by 290%, which means its initial value has increased more than 4 times. The selective IBEX-35 index has risen by 105% during the same period. With effects as of 28 September 2015 and until 30 days following the admission to trading of the Class A shares issued in the share capital increase approved by Abengoa’s Board of Directors on 23 September 2015, transactions under the liquidity agreement entered into on 10 January 2013 with Santander Investment Bolsa, Sociedad de Valores, S.A. with respect to the Class A shares of the company has been temporarily suspended. As of September 30, 2015 treasury stock amounted to 5,662,480 shares, all of them class A shares. Regarding the operations carried out during the period, treasury stock purchased amounted to 9,997,508 class A shares and 76,673,931 class B shares and treasury stock transferred amounted to 9,885,560 class A shares and 112,747,664 class B shares, with a net increase of €99,740 thousand recognized in equity. As of July 17, 2015, Abengoa S.A. has completed the placement process carried out with qualified investors of a total of 34,869,183 class B shares, representing 4.17% of all class B shares of Abengoa, S.A., consequently from this date; the company does not hold any class B share as treasury share. The value of the transaction has amounted to a total of €97,633 thousand in cash, equivalent to a sale price of €2.80 per class B share, being committed to a lock-up over its shares until 60 days after the date of settlement of the Placement, with certain exceptions. In addition, Abengoa S.A. has signed a transaction in financial derivatives “call spread” on the same number of shares, which allows them to certain market value increases of class B share which may have over the next twelve months.

Page 65 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA › Written Communication of 07/31/2015 First half earnings presentation 2015. 8.-Dividends The General Shareholders’ meeting held on March 29, 2015 approved a dividend of €0.113 per share, which amounted to €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment. › Written Communication of 07/31/2015 Press Release for the First Half of 2015. › Written Communication of 07/31/2015 Presentation of Consolidated Condensed Interim Financial Statements for the First Half of 2015. › Written Communication of 08/03/2015 Abengoa announces a capital raise of €650 million to complement its strategy of new asset sales. Abengoa’s Board of Directors held on September 23, 2015 approved the suspension of our dividend until Abengoa achieve a credit rating of “BB-“ from Standard & Poors or “Ba3” from Moody’s or our leverage ratio of Gross Corporate Debt (including bridge loan), as of the most recent balance sheet date which is approved, to Corporate EBITDA for the twelve months immediately preceding such balance sheet date, falls below 3.5x. As long as Abengoa do not reach the aforementioned credit rating or leverage ratio, Abengoa will not distribute dividends to their shareholders. › Written Communication of 08/24/2015 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V › Written Communication of 09/24/2015 Abengoa announces convening of extraordinary general Shareholders to approve the capital increase and new strategic plans. › Written Communication of 09/24/2015 Abengoa announces a conference call to update the market. 9.-Relevant Events reported to the CNMV Detail of written communications to the CNMV corresponding to the third quarter of 2015 and until the Consolidated Condensed Interim Financial Statements formulation date: › Written Communication of 09/24/2015 Abengoa announces the publication of a presentation for the conference call. › Written Communication of 09/25/2015 Abengoa announces convening of extraordinary general Shareholders. › Written Communication of 07/14/2015 Abengoa announces the sale of some of its Abengoa Yield shares. › Written Communication of 09/28/2015 Abengoa announces suspension of Class A liquidity contract with Santander Investment Bolsa. › Written Communication of 07/16/2015 Announcement of the beginning of a private placement process representing 4.17% of all class B shares of the Company. › Written Communication of 09/29/2015 Abengoa announces the convening of general meeting of bondholders of certain emissions. › Written Communication of 07/16/2015 Announcement of the closing of a private placement process representing 4.17% of all class B shares of the Company. › Written Communication of 10/10/2015 Abengoa announces resolutions approved in The Extraordinary General Shareholders Meeting. › Written Communication of 07/23/2015 Announcement of conference call with investors. › Written Communication of 10/10/2015 Abengoa announces change in the Board of Directors and its committees. › Written Communication of 07/23/2015 Preliminary results presentation for the second quarter of 2015. › Written Communication of 07/24/2015 Abengoa announces the presentation day of results for the first half of 2015. › Written Communication of 10/16/2015 Abengoa announces the admission to negotiate the Class B shares warrants. › Written Communication of 07/27/2015 Abengoa announces its fourth assets sale to Abengoa Yield. › Written Communication of 10/29/2015 Abengoa announces resolutions of the general meeting of bondholders. › Written Communication of 07/27/2015 Abengoa announces changes in the Board of Directors. › Written Communication of 07/30/2015 Admission to trading of new Class B Shares at the end of the fourteenth partial conversion period. › Written Communication of 10/30/2015 Abengoa announces the convening of second general meeting of bondholders in respect of its €250 million 4.50 per cent. Senior Unsecured Convertible Notes due 2017.

Page 66 Consolidated condensed interim financial statements | 03 Consolidated interim management report ABENGOA › Written Communication of 10/30/2015 Abengoa announces the admission to trading of new Class B shares at the end of the fifteenth conversion period. Directors of 13 members, with the new shareholder’s representatives replacing four of the current representatives of the current controlling shareholder (Inversión Corporativa, IC, S.A.) which, once the transaction is completed, will have one representative in the Board of Directors. › Written Communication of 11/08/2015 Abengoa announces that it has entered into a framework agreement with Gonvarri Corporarión Financiera for its investment in Abengoa. Since September 30, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole. › Written Communication of 11/12/2015 Abengoa announces the presentation day of results for the third quarter of 2015. 10.-Subsequent events to the September 2015 closing At the end of September 2015, Abengoa Concessions Investments Limited entered into a margin loan facility agreement for the financing of the promotion, development and construction of concessional project, amounting to USD 130 million, maturing in 24 months following the utilization date. Under the terms of the loan, 14,223,195 ordinary shares of Abengoa Yield have been pledged, in favor of the financial institution. Upon the exercise of certain events that are customary for this type of loan, the financial institution may exercise its right to require the repayment all or part of the Margin Loan, post additional collateral or foreclose on, and dispose of, the pledged shares. On November 8, Abengoa announced it has entered into a framework agreement for the investment in Abengoa with Gonvarri Corporación Financiera, a company in the Gonvarri Steel Industries group, which agreement has the support of Inversión Corporativa, IC, S.A., currently the main shareholder of Abengoa. The Investment Agreement sets out the terms and conditions for the investment by Gonvarri within the framework of the share capital increase approved on October 10, 2015 by the General Shareholders' Meeting of the Company. The Investment Agreement provides that a portion of Gonvarri’s investment, in an amount of €250 million, will be carried out through a share capital increase without pre-emptive subscription rights. The Company’s share capital increase with pre-emptive subscription rights approved at the above mentioned October 10, 2015 General Shareholders' Meeting will be executed after the first share capital increase mentioned above and for an effective amount currently expected to be €400 million, in which the Gonvarri Corporación Financiera is expected to subscribe for its relevant portion of the shares. The Investment Agreement is subject to certain conditions such as the standby underwriting of the share capital increase by the underwriters continuing to be in force and the signing of a substantial package of financial support in favour of the Company by a group of financial institutions. Gonvarri is expected to have a percentage of voting rights after the share capital increases equal to 28% of all of the voting rights of the Company, thereby becoming the main shareholder of Abengoa. The new shareholder will be represented by four directors on the Board of Directors of Abengoa, which will maintain a Board of